Exhibit 99.1

Form 51-102F3

Material Change Report

1.   Name and Address of Company

Fairmont Hotels & Resorts Inc.

Suite 1600

Canadian Pacific Tower

TD Centre

Toronto, Ontario

M5K 1B7

2.   Date of Material Change

January 29, 2006

3.   News Release

Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”) issued a press release though Canada Newswire with respect to a material change on January 30, 2006. A copy of such press release is attached hereto as Schedule A and forms a part hereof.

4.   Summary of Material Change

On January 30, 2006, Fairmont announced that it has reached an agreement with 3128012 Nova Scotia Limited (the “Purchaser”), a company owned by an affiliate of Kingdom Hotels International and an affiliate of Colony Capital, LLC, whereby all of the outstanding common shares of Fairmont will be acquired by Purchaser for US$45.00 per share in cash.

5.   Full Description of Material Change

On January 30, 2006, Fairmont announced that it has reached an agreement with the Purchaser, a company owned by an affiliate of Kingdom Hotels International and an affiliate of Colony Capital, LLC, whereby all of the outstanding common shares of Fairmont will be acquired by Purchaser for US$45.00 per share in cash. The transaction has been approved by Fairmont’s Board of Directors following receipt of the recommendation of a Special Committee of the Board. Fairmont’s Board has agreed to recommend to its shareholders that they vote in favour of the transaction. The transaction is to be carried out by way of statutory plan of arrangement and will be subject to the approval of 66-2/3% of the votes cast at a meeting of shareholders currently anticipated to take place in April, 2006. Closing is subject to certain other customary conditions, including court and regulatory approvals. The transaction is not subject to any financing condition. The proposed transaction is expected to close in the second quarter of 2006.

Fairmont has entered into an acquisition agreement with the Purchaser which contains terms and conditions typical for transactions of this nature and which prohibits Fairmont from soliciting any competing offers. In certain circumstances, Fairmont may terminate the acquisition agreement and withdraw its recommendation to shareholders to vote in favour of the plan of arrangement. In such an event and in certain other circumstances where the Purchaser’s offer is not completed, Fairmont would be required to pay a termination fee to the Purchaser of US$115 million. A copy of the acquisition agreement is attached hereto as Schedule B and forms a part hereof.

6.   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.   Omitted Information

Not applicable.

8.   Executive Officer

The executive officer who can answer questions regarding this report is Terence P. Badour, Executive Vice President, Law and Administration of the Company, who can be reached at 416-874-2850.

9.   Date of Material Change Report

January 30, 2006.

SCHEDULE A

PRESS RELEASE

For immediate release

FAIRMONT ANNOUNCES AGREEMENT TO BE ACQUIRED BY KINGDOM HOTELS AND COLONY CAPITAL

- Fairmont and Raffles to Combine, Creating a US$5.5 Billion Global Luxury Hotel Leader -

TORONTO, January 30, 2006 – Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”) (TSX/NYSE: FHR) today announced that it has entered into an Acquisition Agreement whereby a Canadian company owned by Kingdom Hotels International (“Kingdom”) and Colony Capital (“Colony”) will acquire all of Fairmont’s outstanding common shares at a price of US$45.00 per share in cash. The total value of this transaction, including debt and the combination with Raffles, is expected to be approximately US$5.5 billion (or US$3.9 billion, without giving effect to the Raffles combination).

This all-cash transaction for 100% of the Company’s shares represents a 28% premium over Fairmont’s closing share price on November 4, 2005, the last trading day on the NYSE prior to the public expressions of interest in the Company, and exceeds the highest trading price of the shares.

The transaction has been unanimously approved by Fairmont’s Board of Directors following receipt of the recommendation of a Special Committee of the Board. Fairmont’s Board has agreed to recommend to its shareholders that they vote in favor of the transaction. The Board confirmed its previous recommendation of December 21, 2005 to reject the Icahn bid and not to tender to the Icahn bid.

Fairmont has been advised by Kingdom and Colony of their intention to combine the Fairmont and Raffles portfolios following the completion of the transaction, transforming the companies into a luxury global hotel leader with 120 hotels in 24 countries. Fairmont will remain an independent hotel management and ownership company headquartered in Canada and Raffles, based in Singapore, will also retain its independent brand identity. Raffles owns and manages a portfolio of 33 properties located primarily across Asia and Europe, including its flagship property built in 1887, the Raffles Hotel, Singapore.

“This transaction is the ideal means of delivering significant, immediate value to the Company’s current shareholders while preserving this Canadian-based company and establishing a solid platform from which to grow,” stated Peter C. Godsoe, Chairman of Fairmont’s Board of Directors. “As previously announced, the Fairmont Board created a Special Committee to review options for maximizing value for our shareholders. This review was thorough and dynamic, and it attracted significant interest from a number of parties. Following the presentation of the results of this review by the Special Committee, and the Special Committee’s recommendation, the Fairmont Board has unanimously recommended the transaction with Kingdom and Colony.”

“We are very excited about this transaction as it delivers value to our shareholders and creates an expanded foundation from which to build on our legacy, grow our brand and create significant opportunities for our employees. With an expanding international portfolio of exceptional resorts and gateway city properties, our guests will be exposed to new, exciting destinations with different cultures,” said William R. Fatt, Fairmont’s Chief Executive Officer. “We look forward to working with our partners who are committed to building on the success of our Company.”

HRH Prince Alwaleed bin Talal bin Abdulaziz Alsaud of Kingdom said, “As one of Fairmont’s current shareholders and strategic partners, Kingdom has long recognized the Company’s existing value and potential. Fairmont’s success is clearly attributable to the dedication and professionalism of its management and employees. We look forward to partnering with Colony and working with both Fairmont and Raffles’ management to take the combined companies to a new level of achievement.” Kingdom and its affiliates own 3,875,000 common shares of Fairmont.

"Colony's mission is to make major investments with world class partners in irreplaceable assets managed by proven management teams. Our partnership with HRH Prince Alwaleed and our investments in Fairmont and Raffles fulfill our mission,” commented Thomas J. Barrack, Jr., Chairman and Chief Executive Officer of Colony. “Fairmont and Raffles are an excellent strategic fit with rich histories, global brand recognition and complementary destinations. Joining the two luxury companies creates an ideal platform for continued international expansion.”

The transaction is to be carried out by way of a statutory plan of arrangement and, accordingly, will be subject to the approval of 66?% of the votes cast by Fairmont’s shareholders at a meeting of shareholders, currently anticipated to take place in April, as well as court approval. A proxy circular will be prepared and mailed to shareholders in March providing shareholders with important information about the transaction. Once mailed, the proxy circular will be available at the Canadian SEDAR website at www.sedar.com and at the SEC’s website at www.sec.gov. All shareholders are urged to read the proxy circular once it is available.

The closing is subject to certain other customary conditions, including regulatory approvals. The closing of the transaction is not subject to any financing condition. The proposed transaction is expected to close in the second quarter of 2006, shortly after receipt of shareholder and court approvals.

UBS Investment Bank, Avington International and Scotia Capital Inc. acted as financial advisors to Fairmont. J.P. Morgan Securities Inc. acted as financial advisor to Kingdom and Colony.

This news release contains certain forward-looking statements relating, but not limited to, Fairmont’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “guidance”, “aim” or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. These risks are further described in Fairmont’s filings with Canadian securities regulatory authorities (www.sedar.com) and with the U.S. Securities and Exchange Commission website (www.sec.gov). All forward-looking statements in this news release are qualified by these cautionary statements. These statements are made as of the date of this news release and except as required by applicable law, Fairmont disclaims any responsibility to update any such forward-looking statements, whether as a result of new information, future events or otherwise.

About Fairmont Hotels & Resorts Inc.

FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 87 luxury and first-class properties with approximately 34,000 guestrooms in the United States, Canada,

Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 49 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 21 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

About Kingdom Hotels International

Kingdom is owned by a trust for the benefit of HRH Prince Alwaleed bin Talal bin Addulaziz Alsaud and his family. HRH Prince Alwaleed and related trusts and other entities have made substantial investments in multiple sectors including banking, hotels, media, telecommunications, technology, construction and real estate, entertainment, and upscale fashion, among numerous others. Significant hotel-related investments include interests in Fairmont Hotels & Resorts, Four Seasons Hotels and Resorts, the George V Hotel and Mövenpick Hotels & Resorts, covering more than 260 hotels throughout the U.S., the Middle East and Africa. Significant investments in other sectors include interests in Citigroup, News Corp., Time Warner, Motorola, Apple Computers, Ballast Nedam, Canary Wharf, Disneyland Paris, Saks Inc. and Kingdom Center.

About Colony Capital

Founded in 1991 by Chairman and Chief Executive Officer Thomas J. Barrack Jr., Colony is a private, international investment firm focusing primarily on real estate-related assets and operating companies. At the completion of this transaction, Colony will have invested more than $20 billion in over 8,000 assets through various corporate, portfolio and complex property transactions. The firm owns Raffles Hotels & Resorts, the legendary Costa Smeralda resort in Sardinia, Italy and Hotel Guanahani in St. Barts. Colony’s other investments in exclusive leisure lifestyle and resort properties have included the Amanresorts hotel chain, London’s Savoy Group, the Orchid at Mauna Lani on Hawaii’s Big Island, The Stanhope Hotel in New York City, the “W” in Honolulu, the Mayfair in Miami, Resorts International in Atlantic City, Atlantic City Hilton, Las Vegas Hilton, Accor Casinos in Europe, and the Sunrise Colony Country Club communities. Colony has a staff of more than 110 and is headquartered in Los Angeles, with offices in Beirut, Boston, Hawaii, Hong Kong, London, Madrid, New York, Paris, Rome, Seoul, Shanghai, Singapore, Taipei, and Tokyo.

About Raffles Hotels & Resorts

Raffles is a collection of 33 luxury hotels, including 23 Swissôtels, located in major cities around the globe that distinguishes itself through the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of legendary hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia, Raffles Hotel Le Royal, Phnom Penh, Cambodia, Raffles L'Ermitage Beverly Hills in the US, Raffles Resort Canouan Island, The Grenadines, Raffles Hotel Vier Jahreszeiten, Hamburg, Germany and Raffles Le Montreux Palace, Montreux, Switzerland. Raffles will open the new Raffles properties in Beijing in mid-2006 and and Dubai in 2007. (www.raffles.com)

For Fairmont:

Investors

Emma Thompson

Investor Relations

Fairmont Hotels & Resorts Inc.

Tel: 416.874.2485

Email: investor@fairmont.com

Website: www.fairmont.com

U.S. Media

Daniel Gagnier

Citigate Sard Verbinnen

Tel: 212.687.8080

Email: dgagnier@sardverb.com

Website: www.sardverb.com

Canadian Media

Bruce MacLellan

Environics Communications Inc.

Tel: 416.969.2727

Email: bmaclellan@environicspr.com

Website: ww.environicspr.com

For Kingdom:

Charles Henry

Hotel Capital Advisers, Inc.

Tel:  212-599-5151

Email:  chuck@hcadvisers.com

For Colony:

Owen Blicksilver

Owen Blicksilver PR, Inc.

Tel 516 742 5950

Email: owen@blicksilverpr.com

Website: www.blicksilverpr.com

SCHEDULE B

ACQUISITION AGREEMENT

EXECUTION VERSION

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT dated January 29, 2006,

B E T W E E N:

3128012 NOVA SCOTIA LIMITED, a company incorporated under the laws of the Province of Nova Scotia (“Purchaser”)

- and -

FAIRMONT HOTELS & RESORTS INC., a corporation incorporated under the laws of Canada (“Fairmont”)

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE I

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, any proposal or offer (written or oral) relating to any merger, consolidation, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, sale of assets representing 20% or more of the net income, revenues or assets of Fairmont and its subsidiaries, taken as a whole (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets representing 20% or more of the net income, revenues or assets of Fairmont and its subsidiaries, taken as a whole), any purchase or sale of shares of capital stock or other securities of Fairmont or any of its subsidiaries or rights or interests therein or thereto representing 20% or more of the voting power of the capital stock of Fairmont or any of its subsidiaries representing 20% or more of the net income, revenues or assets of Fairmont and its subsidiaries, taken as a whole, or similar transactions involving Fairmont and/or such subsidiaries, including a tender or exchange offer, excluding the Arrangement and the transactions contemplated by this Agreement;

“affiliate” has the meaning ascribed thereto in the Securities Act;

“Agreement” means this Acquisition Agreement as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the Fairmont Shareholders, to be substantially in the form and content of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of Fairmont in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made;

“business day” means any day, other than a Saturday, a Sunday and a statutory holiday in Toronto, Canada or New York, New York, United States of America;

“CBCA” means the Canada Business Corporations Act (Canada) and the regulations made thereunder, as promulgated or amended from time to time;

“Closing Date” has the meaning ascribed thereto in Section 2.3;

“Commitment Letter” has the meaning ascribed thereto in Section 4.1(c);

“Competition Act” means the Competition Act (Canada), as amended from time to time;

“Confidentiality Agreements” means (a) the letter agreement dated December 9, 2005 between Colony Capital Acquisitions, LLC and Fairmont pursuant to which Purchaser has been provided with access to confidential information of Fairmont and (b) the letter agreement dated December 13, 2005 between Kingdom Hotels International and Fairmont pursuant to which Purchaser has been provided with access to confidential information of Fairmont;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which Fairmont or any of its subsidiaries is a party or by which Fairmont or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice;

“CP Tax Arrangement Confirmation” means opinions of McCarthy Tétrault LLP, as regards matters of Canadian law, and Sidley Austin LLP, as regards matters of United States law, each in form and substance reasonably acceptable to Purchaser, confirming that the consummation of the Arrangement, and any actions, omissions or transactions of Fairmont in connection therewith, will not cause the arrangement completed by Canadian Pacific Limited in October 2001 or any related transactions to be taxed in a manner inconsistent with the tax rulings obtained in connection with such arrangement. Such opinions may rely on representations or undertakings by Fairmont, Purchaser or both;

“Data Room” means the Fairmont data room posted on the www.intralinks.com web site as in effect at 11:59 p.m. EST, January 27, 2006, or if hard copies are delivered to Purchaser thereafter but prior to 11:59 p.m. EST, January 28, 2006, 11:59 p.m. EST, January 28, 2006 with respect to such hard copies;

“Debt Financing” has the meaning ascribed thereto in Section 4.1(c);

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Directors’ DSUs” means deferred share units granted to directors of Fairmont granted under the DSU Plan;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section 3.1 of the Plan of Arrangement;

“DSU” has the meaning ascribed thereto in Section 5.6(d);

“DSU Plan” has the meaning ascribed thereto in Section 5.6(d);

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Environment” means the natural environment (including, soil, land surface or subsurface strata, surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;

“Environmental Laws” means all applicable Laws (including in the United States, the Comprehensive Environmental Response, Compensation and Liability Act) relating to public health and safety, noise control, pollution or the protection of the Environment or to the generation, production, installation, use, storage, treatment, transportation, Release or threatened Release of Hazardous Substances, including civil responsibility for acts or omissions with respect to the Environment, and all Permits issued pursuant to such Laws;

“Equity Funding Letter” has the meaning ascribed thereto in Section 4.1(c);

“Exchange” means the Toronto Stock Exchange or the New York Stock Exchange, and “Exchanges” means both of them;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Financial Advisors” has the meaning ascribed thereto in Section 3.1(a);

“Fairmont Circular” means the notice of the Fairmont Meeting and accompanying Fairmont management information circular, including all appendices thereto, to be sent to Fairmont Shareholders in connection with the Fairmont Meeting, as amended, supplemented or otherwise modified;

“Fairmont Convertible Notes” means the $270,000,000 principal aggregate amount of 3.75% convertible senior notes of Fairmont maturing December 1, 2023;

“Fairmont Financial Statements” has the meaning ascribed thereto in Section 3.1(k);

“Fairmont Meeting” means the special meeting of Fairmont Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

“Fairmont Option” means an option to purchase Fairmont Shares granted under any of the Fairmont Stock Option Plans;

“Fairmont Organizational Documents” has the meaning ascribed thereto in Section 3.1(b);

“Fairmont Plans” has the meaning ascribed thereto in Section 3.1(t)(i);

“Fairmont Shareholders” means the holders of Fairmont Shares;

“Fairmont Shares” means the common shares in the capital of Fairmont;

“Fairmont Stock Option Plans” means the Directors’ Stock Option Plan and the Fairmont Key Employee Stock Option Plan;

“Fairmont’s Public Disclosure Record” means all documents filed on the System for Electronic Document Analysis Retrieval (SEDAR) or the Electronic Document Gathering, Analysis and Retrieval System (EDGAR) after December 31, 2002 and before January 28, 2006;

“Fairness Opinion” means an opinion of the Financial Advisors to the Special Committee and the Board of Directors of Fairmont that, as of the date of such opinion, the consideration provided by the Arrangement is fair from a financial point of view, to the Fairmont Shareholders;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Financing” has the meaning ascribed thereto in Section 4.1(c);

“GAAP” means Canadian generally accepted accounting principles;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Indebtedness” means, without duplication but excluding indebtedness between a person and its wholly-owned subsidiaries, (a) indebtedness for borrowed money (excluding any interest thereon), secured or unsecured, (b) obligations under conditional sale or other title retention Contracts relating to purchased property, (c) capitalized lease obligations, (d) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof) and (e) guarantees of any Indebtedness of any other person;

“Indenture” has the meaning ascribed thereto in Section 3.1(e);

“Intellectual Property Rights” has the meaning ascribed thereto in Section 3.1(v);

“Interim Order” means the interim order of the Court, as the same may be amended in respect of the Arrangement, as contemplated by Section 2.2;

“JPM” has the meaning ascribed thereto in Section 4.1(c);

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including either of the Exchanges), and the term “applicable” with respect to such Laws (including Environmental Laws) and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Lease Documents” has the meaning ascribed thereto in Section 3.1(p)(ii);

“Leased Properties” has the meaning ascribed thereto in Section 3.1(p)(ii);

“Legacy” has the meaning ascribed thereto in Section 3.1(i);

“Legal Actions” has the meaning ascribed thereto in Section 3.1(n);

“Liens” means any hypothecs, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or claims;

“Material Adverse Effect” means, when used in connection with Fairmont, any change, effect, event or occurrence that, individually or in the aggregate with all other changes, effects, events or occurrences, (i) is material and adverse to the business, affairs, results of operations or financial condition of Fairmont and its subsidiaries, taken as a whole, or (ii) would reasonably be expected to materially impair or delay the ability of Fairmont to perform its obligations hereunder, provided that the pendency of any litigation seeking to restrain, enjoin or otherwise prohibit the consummation of the Arrangement or the other transactions contemplated by this Agreement shall be disregarded for purposes of this clause (ii), in each case, other than any change, effect, event or occurrence resulting from (a) the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder, (b) changes in the U.S. or Canadian economies or securities or currency markets in general, (c) changes generally affecting the hospitality business in the U.S. or Canada, (d) commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism, (e) any change in applicable Laws or regulations or in GAAP, or (f) any natural disaster, except in the case of clauses (c), (d), (e) and (f) to the extent any such change effect, event or occurrence has had a materially disproportionate effect on such person as compared to other persons in the hospitality business in U.S. or Canada, as the case may be. Purchaser acknowledges that (i) a failure to meet any earnings estimates previously made public by Fairmont, or (ii) any decrease in the market price or any decline in the trading volume of Fairmont Shares on either of the Exchanges shall not, in and of itself, constitute a Material Adverse Effect;

“Material Contracts” has the meaning ascribed thereto in Section 3.1(r)(i)(J);

“material fact” has the meaning ascribed thereto in the Securities Act;

“MD&A” has the meaning ascribed thereto in Section 3.1(k);

“Minority Interests” has the meaning ascribed thereto in Section 3.1(h);

“Outside Date” means June 30, 2006, subject to the right of either Party to postpone the Outside Date for up to an additional 90 days (in 30-day increments) if the Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Eastern time) on the date that is 15 days prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties Notwithstanding the foregoing, a Party shall not be permitted to postpone the Outside Date if the failure to obtain a Regulatory Approval is materially the result of such Party’s failure to cooperate in obtaining such Regulatory Approval;

“Owned Real Properties” has the meaning ascribed thereto in Section 3.1(p)(i);

“Parties” means Fairmont and Purchaser, and “Party” means either of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization of and from any Governmental Entity;

“Permitted Liens” means, for any person

(a)

Liens for current real estate taxes and assessments not yet due and payable or Liens for income and similar taxes that are being contested in good faith and for which Fairmont has made adequate provision in accordance with GAAP;

(b)	inchoate mechanics' and materialmen's Liens for construction in progress;
(c)

to the extent such Liens would not reasonably be expected to have a Material Adverse Effect on Fairmont, (i) workmen's, repairmen's, warehousemen's and carriers' Liens arising in the ordinary course of business of Fairmont or such subsidiary consistent with past practice, (ii) all matters of record, whether or not registered, which do not individually or in the aggregate render title to any real estate asset invalid or unmarketable, and (iii) all Liens and other imperfections of title and encumbrances which would not reasonably be expected to materially interfere with the conduct of the business of Fairmont or such subsidiary;

(d)

rights reserved to or vested in any Governmental Entity by the terms of any lease, licence, franchise, grant or permit, or by any statutory provision, to terminate the same, to take action which results in an expropriation or condemnation, or to require annual or other payments as a condition to the continuance thereof;

(e)

deposits of cash or securities in connection with any appeal, review or contestation of any Lien or any matter giving rise to an Lien described in (a) or (c) above and for which adequate reserves have been provided for in the books of such person in accordance with GAAP;

(f)

the provisions of applicable Law including zoning, land use and building restrictions, by-laws, regulations and ordinances of federal, state, provincial, municipal or other governmental bodies or regulatory authorities, including municipal by-laws and regulations, airport zoning regulations, restrictive covenants and other land use limitations, public or private, by-laws and regulations and other similar Liens or privileges in respect of real property which in the aggregate do not materially impair the use of such property by such person in the operation of its business, and which are not violated in any material respect by existing or proposed structures or land use;

(g)

Permits, reservations, water course, right of access or user licenses, easements, rights of way, restrictions, building schemes, licenses, restrictive covenants and servitudes, rights of access or user, airport zoning regulations and other similar rights in land (including licenses, easements, rights of way, servitudes and rights in the nature of easements for walkways, sidewalks, public ways, sewers, drains, gas, soil, steam and water mains or pipelines, electrical lights and power, telephone, television and cable conduits, poles, wires or cables) granted to, reserved or taken by any person which would not materially impair the use of the real property to which they relate and any rights reserved or vested in any Governmental Entity or public or private utility or railway company by the terms of any lease, licence, franchise, grant, agreement or permit, subdivision, development, servicing, encroachment, site plan or other similar agreement with any Governmental Entity or public or private utility or railway company that would not materially impair the use of the real property to which they relate;

(h)	purchase money security interests securing Indebtedness in the ordinary course of business;
(i)

security given by such person to a public utility or any Governmental Entity, when required by such utility or Governmental Entity in connection with the operations of such person, in the ordinary course of its business;

(j)

the reservations, limitations, exceptions, provisos and conditions, if any, expressed in the original grant from the Crown, including the reservation being mines and minerals in the Crown or in any other person;

(k)

encroachments by any real property over adjoining lands or easements, or rights of way and encroachments over any of the real property by improvements of adjoining land owners or agreements relating to any of the foregoing;

(l)	guest rental and license arrangements, residency agreements and customer contracts and all other leases, agreements to lease, agreements in the nature of a lease and occupancy agreements;

“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A hereto and any amendments or variations thereto made in accordance with Section 8.3 or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Post-Signing Returns” has the meaning ascribed thereto in Section 7.11(1);

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.2;

“Properties” has the meaning ascribed thereto in Section 3.1(p)(ii);

“Purchaser Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate with all other changes, effects, events or occurrences, that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement by Purchaser or materially impair or delay the ability of Purchaser to perform its obligations hereunder;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities required to consummate the Plan of Arrangement, including those set forth in Schedule C hereto but except for (A) those consents, permits and other approvals relating to the operation of the business conducted at any material Property and which do not, in the aggregate, materially adversely affect the conduct of the operations of the business conducted at such Property and (B) those consents, permits and other approvals relating to the operation of the business conducted at any Property that is not a material Property the failure of which to obtain, taken together with any consents, permits or other approvals referred to in clause (A) that are not obtained, would not reasonably be expected to have a Material Adverse Effect and, for greater certainty, except for such consents, permits and other approvals required solely in connection with any Pre-Acquisition Reorganization or Purchaser’s financing of the transactions contemplated hereby;

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment;

“Required Vote” has the meaning ascribed thereto in Section 2.2(b);

“Response Period” has the meaning ascribed thereto in Section 7.3(1)(b);

“Returns” means all reports, forms, elections, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes and including any other filings related to Taxes;

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated under such Act;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in Canada and the United States;

“Securities Laws” means the Securities Act, all other applicable provincial and United States federal and state securities laws, rules and regulations and published policies thereunder;

“Shareholder Rights Plan” means the Shareholder Rights Plan Agreement dated as of July 30, 2001 and amended and restated as of May 3, 2005 between Fairmont and Computershare Trust Company of Canada, as amended from time to time;

“Special Committee” means the special committee of the Board of Directors of Fairmont;

“Sponsor Guarantees” has the meaning ascribed thereto in Section 4.1(c);

“subsidiary” means, with respect to a specified person, any person of which at least 50% of the voting power ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified person and shall include any person over which such specified person exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” has the meaning ascribed thereto in Section 7.2(1);

“Tax Act” means the Income Tax Act (Canada), as amended from time to time and the regulations thereunder;

“Taxes” means (A) any and all federal, state, provincial, municipal, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including Canada Pension Plan and Provincial pension plan contributions, installments, unemployment insurance contributions and employment insurance contributions, worker’s compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, occupation, goods and services, value added, ad valorem, transfer, franchise, withholding, customs duties, payroll, recapture, employment, excise and property taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts and (B) any liability for the payment of any amounts of the type described in paragraph (A) above as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for Taxes of a predecessor entity;

“Technology” has the meaning ascribed thereto in Section 3.1(v); and

“Termination Fee” has the meaning ascribed thereto in Section 7.4.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States of America and “$” refers to United States dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Fairmont shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Fairmont required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7	Knowledge

In this Agreement, references to “the knowledge of Fairmont” means the actual knowledge, in their capacity as officers of Fairmont and not in their personal capacity, of William Fatt, Chris Cahill, John Carnella, Terence Badour, Michael Glennie and Thomas Storey, after reasonable inquiry within Fairmont.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Plan of Arrangement
Schedule B	-	Special Resolution of the Fairmont Shareholders

Schedule C	-	Regulatory Approvals

ARTICLE II

THE ACQUISITION

2.1	Implementation Steps by Fairmont

Fairmont covenants in favour of Purchaser that Fairmont shall:

(a)	subject to the terms of this Agreement, as soon as reasonably practicable, apply in a manner reasonably acceptable to Purchaser under Section 192 of the CBCA for the Interim Order;
(b)

subject to terms of this Agreement and in accordance with the Interim Order, as soon as reasonably practicable, convene and hold the Fairmont Meeting for the purpose of considering the Arrangement Resolution;

(c)

subject to Section 7.1 and Section 7.3(1)(b), not postpone or adjourn (other than a postponement or adjournment not exceeding five business days required to obtained the Required Vote) or cancel the Fairmont Meeting without Purchaser’s prior written consent except as required for quorum purposes, to comply with requirements of applicable Law (including any disclosure obligations under Canadian or U.S. Laws provided that Fairmont uses all reasonable efforts to comply with such Laws in a timely manner), by the Court or by the Fairmont Shareholders;

(d)	subject to compliance with fiduciary duties, use commercially reasonable efforts to solicit from the Fairmont Shareholders proxies in favour of the approval of the Arrangement Resolution;
(e)	subject to compliance with fiduciary duties and obtaining such approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order; and
(f)

subject to obtaining the Final Order and in accordance with Section 2.3, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

2.2	Interim Order

The notice of motion for the application referred to in Section 2.1(a) shall request that the Interim Order provide:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Fairmont Meeting and for the manner in which such notice is to be provided;
(b)

that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution shall be 66²/3 % of the votes cast on the Arrangement Resolution by holders of Fairmont Shares, present in person or by proxy at the Fairmont Meeting, each Fairmont Share entitling the holder thereof to one vote on the Arrangement Resolution (such approval described in this Section 2.2(b), the “Required Vote”);

(c)	that the terms, restrictions and conditions of the by-laws and articles of Fairmont, including quorum requirements and all other matters, shall apply in respect of the Fairmont Meeting;
(d)	for the grant of the Dissent Rights; and
(e)	for the notice requirements with respect to the presentation of the application to the Court for a Final Order.
2.3	Articles of Arrangement; Closing

The Articles of Arrangement shall implement the Plan of Arrangement. On the second business day after the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article VI but, in any event, not earlier than April 29, 2006, and unless another time or date is agreed to in writing by the parties hereto (the “Closing Date”), the Articles of Arrangement shall be filed with the Director. At the Effective Time, each Fairmont Share outstanding immediately prior to the Effective Time will be exchanged as provided in the Plan of Arrangement, and the Arrangement will, from and after the Effective Time, have all of the effects provided by applicable Laws, including the CBCA. The closing of the transactions contemplated hereby and by the Arrangement will take place at the Toronto, Ontario offices of McCarthy Tétrault LLP on the Closing Date.

2.4	Circular

Subject to compliance with Section 2.5, as promptly as reasonably practicable after the execution and delivery of this Agreement, Fairmont shall complete the Fairmont Circular together with any other documents required by the Securities Laws or other applicable Laws in connection with the Fairmont Meeting required to be prepared by Fairmont, and as promptly as is reasonably practicable after the execution and delivery of this Agreement, Fairmont shall, unless otherwise agreed by the Parties, cause the Fairmont Circular and other documentation required in connection with the Fairmont Meeting to be sent to Fairmont Shareholders and filed as required by the Interim Order and applicable Laws. The Fairmont Circular shall include the recommendation of Fairmont’s Board of Directors that Fairmont Shareholders vote in favor of the Arrangement Resolution unless such recommendation has been withdrawn, modified or amended in accordance with the terms of this Agreement.

2.5	Preparation of Filings
(1)

Purchaser and Fairmont shall co-operate in the preparation of any application for the Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with the Arrangement and this Agreement as promptly as practicable hereafter.

(2)

Purchaser and Fairmont shall co-operate in the preparation, filing and mailing of the Fairmont Circular. Fairmont shall provide Purchaser with a reasonable opportunity to review and comment on the Fairmont Circular, including by providing on a timely basis any information required to be supplied by Purchaser, prior to its mailing to Fairmont Shareholders and filing in accordance with the Interim Order and applicable Laws. Purchaser acknowledges that whether or not such comments are appropriate or any revisions will be made as a result thereof to Fairmont Circular will be determined solely by Fairmont acting reasonably.

(3)

Fairmont shall ensure that the Fairmont Circular complies with the Interim Order and all applicable Laws and, without limiting the generality of the foregoing, that the Fairmont Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Purchaser).

(4)

Purchaser shall ensure that the information to be supplied by it for inclusion in the Fairmont Circular will, at the time of the mailing of the Fairmont Circular, not contain any material misstatement, untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(5)

Each of Fairmont and Purchaser shall promptly notify the other if at any time before the Effective Time it becomes aware that the Fairmont Circular, an application for a Regulatory Approval or any other order, registration, consent, ruling, exemption, no-action letter or approval, any registration statement or any circular or other filing under applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Fairmont Circular, such application, registration statement, circular or filing, and the Parties shall co-operate in the preparation of such amendment or supplement as required.

2.6	Shareholder Communications

Fairmont and Purchaser agree to co-operate in the preparation of presentations, if any, to Fairmont Shareholders regarding the Arrangement, and no Party shall issue any press release or otherwise make public statements with respect to the Arrangement or this Agreement, without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) and Fairmont shall not make any filing with any Governmental Entity or with any Exchange with respect thereto without prior consultation with Purchaser and Purchaser shall not make any filing with any Governmental Entity or with any Exchange without prior consultation with Fairmont; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing; and provided, further, that Fairmont shall have no obligation to consult with Purchaser prior to any disclosure by Fairmont with regard to an Acquisition Proposal.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FAIRMONT

3.1	Representations and Warranties

Fairmont hereby represents to and in favour of Purchaser as follows and acknowledges that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Board Approval. As of the date hereof, the Board of Directors of Fairmont, after consultation with its financial and legal advisors, has determined unanimously that the Arrangement is fair to the Fairmont Shareholders (other than Purchaser) and is in the best interests of Fairmont and has resolved unanimously to recommend to the Fairmont Shareholders that they vote their Fairmont Shares in favour of the Arrangement. The Board of Directors of Fairmont has unanimously approved the Arrangement and the execution and performance of this Agreement. The Special Committee and the Board of Directors of Fairmont have received Fairness Opinions from UBS Securities LLC, Avington International and Scotia Capital Inc (collectively, the “Financial Advisors”). Promptly following receipt of the written Fairness Opinions, Fairmont shall provide a complete copy of the Fairness Opinions to Purchaser.

(b)

Organization and Qualification. Fairmont and each of its subsidiaries is a corporation duly incorporated, continued or amalgamated or an entity duly created and validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or creation and has the requisite corporate or other power and authority to own its assets as now owned and to carry on its business as it is now being conducted. Fairmont and each of its subsidiaries is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not reasonably be expected to have a Material Adverse Effect on Fairmont. Correct, current and complete copies of the certificates of incorporation, continuance or amalgamation and bylaws (or the equivalent organizational documents), each as amended to date, of Fairmont and each of its subsidiaries listed in Folder 1.01 in the Data Room (collectively, the “Fairmont Organizational Documents”) have been made available to Purchaser and its advisors for their review either in the Data Room or at Fairmont’s corporate head office. As soon as possibly practicable following execution of this Agreement, Fairmont shall provide to Purchaser copies of organizational documents of other subsidiaries as may be requested by Purchaser.

(c)

Authority Relative to this Agreement. Fairmont has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and, subject to the Required Vote, the consummation by Fairmont of the transactions contemplated by this Agreement have been duly authorized by the Board of Directors of Fairmont, and no other corporate proceedings on the part of Fairmont are necessary to authorize the execution and delivery by it of this Agreement or any agreement ancillary hereto and the consummation by it of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Fairmont and constitutes a legal, valid and binding obligation of Fairmont enforceable against Fairmont in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)

No Violations. Neither the execution and delivery of this Agreement by Fairmont nor the consummation of the Arrangement by Fairmont nor compliance by Fairmont with any of the provisions hereof will: (1) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), result in granting to a third party a right to reduce rentals, fees or other payments to Fairmont or one of its subsidiaries, or result in granting to a third party a right of first refusal, first opportunity, or other right or option to acquire properties or assets of Fairmont or one of its subsidiaries, or grant to a third party a right to force Fairmont or one of its subsidiaries to purchase one or more assets, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Fairmont or any of its subsidiaries or cause any Indebtedness of Fairmont or any of its subsidiaries to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Fairmont or any of its subsidiaries under any of the terms, conditions or provisions of (A) their respective charters or by-laws or other comparable organizational documents or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Contract to which Fairmont or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Fairmont or any of its subsidiaries is bound; or (2) subject to obtaining the Regulatory Approvals and the Required Vote and except for complying with applicable corporate, securities, competition and antitrust Laws, (x) violate any Law applicable to Fairmont or any of its subsidiaries or any of their respective properties or assets; or (y) cause the suspension or revocation of any Permit currently in effect (except, in the case of each of clauses (1)(B) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not reasonably be expected to have a Material Adverse Effect on Fairmont).

(e)

Capitalization. The authorized share capital of Fairmont consists of an unlimited number of Fairmont Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. As of the close of business on January 27, 2006, there are issued and outstanding 72,217,835 Fairmont Shares; since such date, Fairmont has not issued any shares (except upon exercise of Fairmont Options or conversion of Fairmont Convertible Notes) and there has not been any split, combination or reclassification of Fairmont Shares, and, as of the date hereof, there are outstanding no other shares of any class or series in the capital of Fairmont. As of the close of business on January 27, 2006, an aggregate of up to 3,309,613 Fairmont Shares are issuable upon the exercise of the Fairmont Options, an aggregate of up to 7,156,107 Fairmont Shares are issuable upon the exercise of the conversion rights attaching to the Fairmont Convertible Notes and, except as set forth above, there are no options, warrants or other rights, shareholder rights plans (other than the Shareholder Rights Plan), agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by Fairmont of any shares of Fairmont (including Fairmont Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Fairmont (including Fairmont Shares). All outstanding Fairmont Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Fairmont Shares issuable upon the exercise of rights under the Fairmont Options and the exercise of conversion rights attaching to the Fairmont Convertible Notes in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable. All securities of Fairmont (including the Fairmont Shares, the Fairmont Convertible Notes, the Fairmont Options and all options, rights or other convertible or exchangeable securities) have been issued in compliance, in all material respects, with all applicable Securities Laws. Other than the Fairmont Options and the Fairmont Convertible Notes, there are no securities of Fairmont or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Fairmont Shareholders on any matter. There are no outstanding contractual or other obligations of Fairmont to (i) repurchase, redeem or otherwise acquire any of its securities, other than the Fairmont Options and Fairmont Convertible Notes, (ii) make any investment in or, except in the ordinary course of business consistent with past practice, provide any funds to (whether in the form of a loan, capital contribution or otherwise) any person, other than a wholly-owned subsidiary of Fairmont or (iii) provide any guarantee with respect to any subsidiary of Fairmont or any other person, in excess of $5,000,000 in the aggregate, other than any replacement guarantee which does not increase the amount of the guarantee being replaced. Fairmont represents that (i) it is a party to an indenture, dated as of December 8, 2003 (as supplemented and amended in accordance with the terms thereof, the “Indenture”), with The Bank of New York, as trustee, under which the Fairmont Convertible Notes have been issued, (ii) the Conversion Rate (as defined in the Indenture), as of the date hereof, is 26.5041, and (iii) the Arrangement will constitute a Reorganization and a Designated Event under the terms of the Indenture, and, following the Arrangement, Fairmont will be entitled to satisfy any conversion of the Fairmont Convertible Notes by way of a cash payment in the amount of $1,192.68 for each $1,000 principal amount of Fairmont Convertible Notes, assuming a Conversion Rate of 26.5041 plus accrued interest. As of the date of this Agreement, the only outstanding Indebtedness for borrowed money of Fairmont and its subsidiaries is set forth in Folders 2, 4, 11 and 18 in the Data Room.

(f)

Shareholder Rights Plan. The Data Room contains a correct and complete copy of the Shareholders Rights Plan, including all exhibits thereto. Fairmont has taken all necessary action so that neither of the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) cause the Rights (as defined in the Shareholders Rights Plan) to become exercisable, (ii) cause any person to become an Acquiring Person (as defined in the Shareholders Rights Plan) or (iii) give rise to a Separation Time or a Flip-in Event (each as defined in the Shareholders Rights Plan).

(g)

Reporting Status and Securities Laws Matters. Fairmont is (x) a “reporting issuer” and not on the list of reporting issuers in default under the applicable Canadian provincial and territorial Securities Laws and (y) a “foreign private issuer” as defined in Rule 405 of the United States

Securities Act of 1933, as amended and is in compliance in all material respects with all Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of Fairmont and, to the knowledge of Fairmont, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Fairmont, expected to be implemented or undertaken and which would reasonably be expected to have a Material Adverse Effect on Fairmont. Fairmont is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended. No subsidiary of Fairmont is subject to the continuous disclosure requirements under any Securities Laws. The Data Room contains copies of all material correspondence between the Securities Authorities, on the one hand, and Fairmont and any of its subsidiaries, on the other hand, since December 31, 2003 through the date of this Agreement.

(h)

Ownership of Subsidiaries. Folder 1.01 in the Data Room includes complete and accurate lists and/or charts of all subsidiaries owned, directly or indirectly, by Fairmont, each of which is wholly-owned except as otherwise noted in such list. All of the outstanding shares of capital stock and other ownership interests in Fairmont’s subsidiaries are duly authorized, validly issued, fully paid and non-assessable and all such shares and other ownership interests held directly or indirectly by Fairmont are, except pursuant to restrictions on transfer contained in constituting documents or pursuant to existing financing arrangements involving Fairmont or its subsidiaries (which transfer restrictions have been disclosed to Purchaser in the Data Room), owned free and clear of all Liens, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in or real properties of any of Fairmont's subsidiaries. There are no outstanding contractual or other obligations of any subsidiaries of Fairmont to (i) repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any subsidiaries of Fairmont, (ii) make any investment in or, except in the ordinary course of business consistent with past practice, provide any funds to (whether in the form of a loan, capital contribution or otherwise) any person, other than a wholly-owned subsidiary of Fairmont or (iii) provide any guarantee with respect to any subsidiary of Fairmont or any other person in excess of $5,000,000 in the aggregate, other than any replacement guarantee which does not increase the amount of the guarantee being replaced. Folder 18.05 in the Data Room contains a list of all joint ventures in which Fairmont or one of its subsidiaries is a participant and of which Fairmont or one of its subsidiaries owns, directly or indirectly, any capital stock or other equity interest or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interests (such capital stock or equity interests, the “JV Interests”). All JV Interests are owned free and clear of all Liens, and there are no outstanding options, rights, entitlements, understanding or commitments (contingent or otherwise) regarding the right to acquire or the obligation to dispose of any such JV Interests.

(i)

Legacy. As of the date hereof, Fairmont owns, free and clear of all Liens, 9,393,142 Units and 14,700,000 Voting Certificates in Legacy Hotel Real Estate Investment Trust, a trust formed under the laws of Alberta, Canada (“Legacy”).

(j)

Reports. The documents comprising Fairmont’s Public Disclosure Record (1) did not at the time filed with Securities Authorities or, as applicable, the time of becoming effective, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and (2) included all documents required to be filed in accordance with Securities Laws with the Securities Authorities and the Exchanges and complied in all material respects with Securities Laws. Fairmont has timely filed with the Securities Authorities all forms, reports, schedules, statements and other documents required to be filed by Fairmont with the Securities Authorities since December 31, 2003 where the failure to timely file would reasonably be expected to have a Material Adverse Effect on Fairmont.

(k)

Fairmont Financial Statements. Fairmont’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2004 and 2003 (including the notes thereto and related management’s discussion and analysis (“MD&A”)) and Fairmont’s unaudited financial statements as at and for the nine months ended September 30, 2005 (including the notes thereto and related MD&A) (collectively, the “Fairmont Financial Statements”) and all financial statements of Fairmont and its subsidiaries included or incorporated by reference in information circulars, forms, reports, statements, prospectuses and other documents since December 31, 2003 were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Fairmont’s independent auditors, or (B) in the case of unaudited interim consolidated financial statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Fairmont and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Fairmont and its subsidiaries on a consolidated basis. There has been no material change in Fairmont’s accounting policies, except as described in the notes to the Fairmont

Financial Statements, since December 31, 2004. None of Fairmont or its subsidiaries had any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth in a consolidated balance sheet of Fairmont or in the notes thereto, except for any liabilities or obligations incurred since September 30, 2005 in the ordinary course of business.

(l)

Sarbanes-Oxley Act. Fairmont and, to Fairmont’s knowledge, each of its officers and directors are in compliance with and have complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the Exchange Act.

(m)

Absence of Certain Changes. Since September 30, 2005, (i) Fairmont and each of its subsidiaries have conducted their business in the ordinary course of business consistent with past practice, except for the transactions contemplated by this Agreement and the process undertaken by Fairmont relating to the solicitations of interest for an acquisition of Fairmont or similar strategic transaction, (ii) there has not been a Material Adverse Effect on Fairmont and (iii) neither Fairmont nor any of its subsidiaries has taken any action which, if taken after the date of this Agreement, would be prohibited by Sections 5.1(b) or 5.1(d) (other than subparagraphs (iv), (v) and (vi) of Section 5.1(d)).

(n)

Litigation. There are no claims, actions, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations known to Fairmont (collectively, “Legal Actions”) pending or, to the knowledge of Fairmont, threatened, affecting Fairmont or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity or against any director, officer or employee of Fairmont or any of its subsidiaries, which Legal Actions would reasonably be expected to have a Material Adverse Effect on Fairmont. Neither Fairmont nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree that has had or would reasonably be expected to have a Material Adverse Effect on Fairmont.

(o)

Taxes. Fairmont and each of its subsidiaries has duly and timely filed all material Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects. Each of them has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those which are being or have been contested in good faith and in respect of which, in the reasonable opinion of Fairmont, adequate reserves in accordance with GAAP have been provided in the most recently published Fairmont consolidated financial statements.

Except as provided for in the Fairmont Financial Statements, no deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Fairmont or any of its subsidiaries, and neither Fairmont nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Fairmont, threatened against Fairmont or any of its subsidiaries or any of their respective assets, except where such deficiencies, actions or proceedings that would not reasonably be expected to have a Material Adverse Effect on Fairmont.

(p)	Property.
(i)

Each parcel of real property currently owned by Fairmont or any of its subsidiaries (collectively, the “Owned Real Properties”) is disclosed in the Data Room. Fairmont or its applicable subsidiary set forth in the Data Room owns good and marketable fee simple title (except that for Owned Real Properties located within the Province of Québec, owns absolute ownership and for Owned Real Properties located in Mexico, owns good legal title) to the Owned Real Properties, free and clear of all Liens, other than the Permitted Liens. To the knowledge of Fairmont, none of the Owned Real Properties is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of Fairmont, has any such condemnation, expropriation or taking been proposed. To the knowledge of Fairmont, neither Fairmont nor any of its subsidiaries is in violation of any covenants or not in compliance with any conditions, restrictions or Permitted Liens affecting any Owned Real Properties which violations or non-compliances would reasonably be expected to have a Material Adverse Effect on Fairmont.

(ii)

Each hotel property currently leased (including hotel properties subject to ground leases) or subleased by Fairmont or any of its wholly-owned subsidiaries from a third party other than Fairmont or any of its subsidiaries (collectively, the “Leased Properties” and together with the Owned Real Properties, the “Properties”) is listed in the Data Room identifying the name of the entity (i.e., Fairmont or its subsidiary) holding such leasehold interest ( and the documents under which such leasehold interests are held, collectively, the “Lease Documents”). Fairmont or its applicable subsidiary holds good and valid leasehold interests in the Leased Properties (emphyteutic or superficiary rights for Leased Properties located within the Province of Québec), free and clear of all Liens other than Permitted Liens and the Lease Documents. Each of the Lease Documents is valid, binding and in full force and effect as against Fairmont or its subsidiaries and, to the knowledge of Fairmont, as against the other party thereto. Neither Fairmont nor any of its subsidiaries or, to the knowledge of Fairmont, any of the other parties, is in breach or violation or default (in each case, with or without notice or lapse of time or both) under any of the Lease Documents which breach, violation or default would reasonably be expected to have a Material Adverse Effect on Fairmont, and none of Fairmont or any of its subsidiaries has received or given any notice of default under any such agreement which remains uncured which would reasonably be expected to have a Material Adverse Effect on Fairmont. To the knowledge of Fairmont, neither Fairmont nor any of its subsidiaries is in violation of any covenants, or not in compliance with any condition, restrictions or Permitted Liens affecting any Leased Properties which violations or non-compliances would reasonably be expected to have a Material Adverse Effect on Fairmont.

(iii)

Each of Fairmont and its subsidiaries has good and sufficient title to such other real property interests, licenses, easements and rights of way permitting the use of land or premises by Fairmont and its subsidiaries, necessary to permit the operation of its current businesses, as they are now being conducted, except for such failure of title in respect of such other real property interests, licenses, easements and rights of way as would not reasonably be expected to have a Material Adverse Effect on Fairmont.

(iv)	There are no management, franchise, license or other agreements providing for the management of any substantial portion of any Property by any party other than Fairmont or any of its subsidiaries.
(q)

Personal Property. Fairmont and its subsidiaries have good title to, or a valid and enforceable leasehold interest in, all personal property owned, used or held for use by them, except as would not reasonably be expected to have a Material Adverse Effect on Fairmont. Neither Fairmont's nor any of its subsidiaries' ownership of or leasehold interest in any such personal property is subject to any Liens, except for Liens that would not reasonably be expected to have a Material Adverse Effect on Fairmont.

(r)	Contracts.
(i)	Folders 3, 4, 5, 6, 7, 8, 10, 16 and 23 in the Data Room contain complete copies of the following Contracts as of the date hereof:

(A)	any lease of real property by Fairmont or any of its subsidiaries, as tenant, with third parties providing for annual rentals of $1,000,000 or more;
(B)	any Contract under which Fairmont or any of its subsidiaries is obliged to make payments on an annual basis in excess of $2,500,000 in the aggregate;
(C)

any partnership, limited liability company agreement, joint venture, alliance agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or joint venture which is not a wholly-owned subsidiary of Fairmont (other than any such agreement or arrangement relating to the operation or business of a Property in the ordinary course and which is not material with respect to such Property), and any agreement between Fairmont or any subsidiary thereof and Legacy or any subsidiary thereof;

(D)

any Contract (other than among wholly-owned subsidiaries) under which Indebtedness for borrowed money in excess of $5,000,000 is outstanding or may be incurred or pursuant to which any property or asset of Fairmont or any of its subsidiaries is mortgaged, pledged or otherwise subject to a Lien (other than a Permitted Lien), or any Contract restricting the incurrence of Indebtedness by Fairmont or any wholly-owned subsidiary or the incurrence of Liens (other than Permitted Liens) on any Properties or securities of wholly-owned subsidiaries or restricting the payment of dividends or the transfer of any Owned Real Property;

(E)

any Contract that purports to limit in any material respect the right of Fairmont or any of its subsidiaries (i) to engage in any line of business, or (ii) to compete with any person or operate in any location;

(F)

any Contract providing for the sale or exchange of, or option to sell or exchange, any Property with a fair market value in excess of $5,000,000, or for the purchase or exchange of, or option to purchase or exchange, any Property with a fair market value in excess of $5,000,000 entered into in the past 12 months or in respect of which the applicable transaction has not been consummated;

(G)

any Contract entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets (other than Contracts referenced in clause (F)

of this Section 3.1(r)(i)) or capital stock or other equity interests of another person for aggregate consideration in excess of $5,000,000, in each case other than in the ordinary and usual course of business and in a manner consistent with past practice;

(H)

each management agreement pursuant to which Fairmont or any of its subsidiaries manages or operates any real property on behalf of any third party owner, other than Fairmont or any of its subsidiaries and each franchise or other agreement pursuant to which Fairmont or any of its subsidiaries grants any rights to a third party (other than Fairmont or any of its wholly-owned subsidiaries) to operate any real property utilizing any of the Intellectual Property Rights, other than agreements incidental to the operation of a particular hotel property in the ordinary course of business;

(I)	any standstill or similar Contract currently restricting Fairmont or any of its subsidiaries to offer to purchase or purchase the assets or equity securities of another person;
(J)

any Contract (other than Contracts referenced in clauses (A) through (J) of this Section 3.1(r)(i)) which has been filed by Fairmont with Securities Authorities and forming part of Fairmont’s Public Disclosure Record (the Contracts described in clauses (A) through (J), together with all exhibits and schedules thereto being, the “Material Contracts”).

(ii)

Except as would not reasonably be expected to have a Material Adverse Effect on Fairmont, none of Fairmont, its subsidiaries or, to the knowledge of Fairmont, any of the other parties thereto, is in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any Contract and none of Fairmont or any of its subsidiaries has received or given any notice of default under any such agreement which remains uncured, and, to the knowledge of Fairmont, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of such Contract where such breach would reasonably be expected to have a Material Adverse Effect on Fairmont.

(s)

Permits. Fairmont and each of its subsidiaries has obtained and is in compliance with all Permits required by applicable Laws necessary to conduct its current businesses as they are now being conducted, other than where the absence of such Permits or the failure to comply would not reasonably be expected to have a Material Adverse Effect on Fairmont.

(t)	Pension and Employee Benefits
(i)

Fairmont and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, profit sharing, deferred compensation, stock purchase, stock compensation, disability, pension or retirement plans and other employee or director compensation or benefit plans, policies or arrangements which are maintained by or binding upon Fairmont or such subsidiary or in respect of which Fairmont or any of its subsidiaries has any actual or potential liability (including the DSU Plan and the Fairmont Stock Option Plans) (collectively, the “Fairmont Plans”) and with all applicable Laws relating thereto.

(ii)

All of the Fairmont Plans are and have been established, registered, qualified and, in all material respects, administered in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between Fairmont and/or any of its subsidiaries, as the case may be, and their respective employees and former employees who are members of the Fairmont Plans.

(iii)

All current obligations of Fairmont or any of its subsidiaries regarding the Fairmont Plans have been satisfied except as would not reasonably be expected to have a Material Adverse Effect on Fairmont and no Taxes are owing or exigible under any of the Fairmont Plans. All contributions or premiums required to be made by Fairmont or any of its subsidiaries, as the case may be, under the terms of each Fairmont Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Fairmont Plans except as would not reasonably be expected to have a Material Adverse Effect on Fairmont.

(iv)

Each Fairmont Plan is insured or funded as may be required by applicable Law and in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Fairmont or any of its subsidiaries from any such Governmental Entities. No Fairmont Plan provides any non-pension post-retirement or post-employment benefits. The actuarial reports contained in Folder 10.10 in the Data Room describe the funding status of the Fairmont Plans that are pension plans as at the respective dates of such reports. Fairmont would not incur any material withdrawal liability from withdrawing from any multiemployer plan (within the meaning of Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended. Fairmont has an effective reservation of rights for each non-

pension post-retirement or post-employment benefit plan which allows Fairmont to amend or terminate such plan, subject to applicable Law.

(v)

To the knowledge of Fairmont, no Fairmont Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Fairmont Plan required to be registered or qualified.

(vi)

Neither the execution and delivery of this Agreement by Fairmont nor consummation of the Arrangement nor compliance by Fairmont with any of the provisions hereof, shall result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Fairmont or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Fairmont Plan or restriction held in connection with a Fairmont Plan.

(u)

Compliance with Laws. Fairmont and its subsidiaries, have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not reasonably be expected to have a Material Adverse Effect on Fairmont.

(v)

Intellectual Property. (i) Fairmont and its subsidiaries own all right, title and interest in and to, or are validly licensed (and are not in material breach of such licenses) all patents, trade-marks, trade names, service marks, copyrights, know-how trade secrets, software, technology, and all other intellectual property and proprietary rights that are material to the conduct of the business, as presently conducted, of Fairmont and its subsidiaries taken as a whole (collectively, the “Intellectual Property Rights”); (ii) all such Intellectual Property Rights are sufficient for conducting the business, as presently conducted, of Fairmont and its subsidiaries taken as a whole; (iii) to the knowledge of Fairmont, all such Intellectual Property Rights are valid and enforceable and do not infringe in any material way upon any third parties’ intellectual property and proprietary rights and no event will occur as a result of the transactions contemplated hereby that would render invalid or unenforceable any such Intellectual Property Rights; (iv) to the knowledge of Fairmont, no third party is infringing upon such Intellectual Property Rights in any material respect; (v) all hardware, software and firmware, processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of Fairmont and its subsidiaries taken as a whole (collectively, the “Technology”), are up-to-date and sufficient for conducting the business, as presently conducted, of Fairmont and its subsidiaries taken as a whole; (vi) Fairmont and its subsidiaries own or have validly licensed (and are not in material breach of such licenses) such Technology and have commercially reasonable virus protection and security measures in place in relation to such Technology; and (vii) Fairmont and its subsidiaries have reasonable back-up systems and a disaster recovery plan adequate to ensure the continuing availability of the functionality provided by the Technology, and have ownership of or a valid license to the Intellectual Property Rights necessary to allow them to continue to provide the functionality provided by the Technology in the event of any malfunction of the Technology or other form of disaster affecting the Technology.

(w)

Insurance. Fairmont and its subsidiaries maintain policies or binders of insurance as are listed in the Data Room and Fairmont is in compliance in all material respects with all requirements with respect thereto.

(x)	Environment.
(i)

Except as would not reasonably be expected to have a Material Adverse Effect on Fairmont (with respect to any matters relating to businesses transferred by Fairmont in connection with the plan of arrangement described in the management proxy circular of Canadian Pacific Limited dated August 3, 2001, such Material Adverse Effect being determined considering the availability and scope of any indemnification obligation of any person in favour of Fairmont), there is not any presence or Release of any Hazardous Substances (except in compliance with applicable Environmental Laws) on, at, in, under or from any of the immovable or real properties (including the workplace environment) currently or to Fairmont’s knowledge, previously owned, leased or operated by Fairmont and its subsidiaries.

(ii)

Except as would not reasonably be expected to have a Material Adverse Effect on Fairmont, there are no pending claims, or to the knowledge of Fairmont threatened claims, against Fairmont and its subsidiaries arising out of any Environmental Laws.

(iii)

No Lien in favour of a Governmental Entity arising under Environmental Laws is pending or, to the knowledge of Fairmont, threatened, affecting Fairmont and its subsidiaries or any real or personal property of Fairmont and its subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect on Fairmont.

(iv)

Fairmont has made available to Purchaser copies of all material environmental assessments, reports, audits and other documents in its possession that relate to the current or past environmental condition of any real property currently or formerly owned, leased or used by Fairmont and its subsidiaries in the last two years.

The parties agree that Sections 3.1(u) and 3.1(x) are the sole representations and warranties of Fairmont relating to compliance with Environmental Laws.

(y)	Employment Agreements and Collective Agreements. Fairmont is not a party to or bound or governed by:
(i)

except for the Contracts with those individuals set forth in Folder 10.02 in the Data Room, any employment, retention or change of control agreement with any officer or senior employee or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to any officer or senior employee of Fairmont;

(ii)

except for the Contracts set forth in Folders  3 and 4 in the Data Room, any collective bargaining or union agreement, any actual or, to the knowledge of Fairmont, threatened application for certification or bargaining rights in respect of Fairmont or any of its subsidiaries;

(iii)

any material labour dispute, strike or lock-out relating to or involving any employees of Fairmont or any of its subsidiaries that would reasonably be expected to have a Material Adverse Effect on Fairmont;

(iv)

any actual or, to the knowledge of Fairmont, threatened claim arising out of or in connection with employment by Fairmont or any of its subsidiaries or the termination thereof, other than such claims as in the aggregate do not have a Material Adverse Effect on Fairmont; or

(v)

except for the Contracts with those individuals set forth in Folders 10.02.07.03 and 10.02.07.05 in the Data Room, any Fairmont employment, retention or change of control agreement with any officer or senior employee or any written or oral agreement, arrangement or understanding providing for retention, severance or termination payments to any officer or senior employee of Fairmont that would, to the extent subject to United States Tax Laws, not be deductible pursuant to Sections 162 or 280G of the Internal Revenue Code of 1986, as amended, (the

“Code”) or would be subject to the excise tax imposed by Section 4999 of the Code.

(z)	Vote Required.
(i)

The only vote of holders of securities of Fairmont necessary (under the Fairmont Organizational Documents, the CBCA, other applicable Laws or otherwise) to approve the Arrangement is, subject to any requirements of the Interim Order, the Required Vote.

(ii)

There are no stockholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which Fairmont or any of its subsidiaries is a party or to the knowledge of Fairmont with respect to any shares of capital stock or other equity interests of Fairmont or any of its subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any equity securities of Fairmont or of any of its subsidiaries.

(aa)	CP Tax Arrangement Confirmation. Fairmont has received, and has provided a true and correct copy to Purchaser of, the CP Tax Arrangement Confirmation.
(bb)

Brokers. Except for the Financial Advisors, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, Fairmont in connection with this Agreement or the Arrangement. Fairmont has provided to Purchaser a correct and complete copy of all agreements relating to the arrangements between it and each of the Financial Advisors which are in effect at the date hereof and agrees not to amend the terms of any such agreements relating to the payment of fees and expenses without the prior written approval of Purchaser, which consent may be withheld in the sole discretion of Purchaser.

3.2	Disclaimer of Additional Representations and Warranties

Purchaser agrees and acknowledges that, except as set forth in this Agreement or any certificate delivered by Fairmont in accordance with the terms of this Agreement, Fairmont makes no representation or warranty, express or implied, at law or in equity, with respect to Fairmont, its subsidiaries, their respective businesses, the past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, Fairmont expressly disclaims any representation or warranty that is not set forth in this Agreement or any certificate delivered by Fairmont in accordance with the terms of this Agreement.

3.3	Effect of Disclosures

Each of the representations and warranties of Fairmont set forth in Sections 3.1(b) to 3.1(bb), inclusive, is qualified by and is made subject to the disclosures made in the Data Room and Fairmont’s Public Disclosure Record.

3.4	Survival of Representations and Warranties

The representations and warranties of Fairmont contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 3.4 shall not limit any covenant or agreement of Fairmont or its subsidiaries which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1	Representations and Warranties

Purchaser hereby represents and warrants to and in favour of Fairmont as follows and acknowledges that Fairmont is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Authority Relative to this Agreement. Purchaser has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement and the consummation by Purchaser of the transactions contemplated by this Agreement have been duly authorized by the Board of Directors and sole shareholder of Purchaser, and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated thereby. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(b)

No Violations. Neither the execution and delivery of this Agreement by Purchaser nor the consummation of the Arrangement by Purchaser nor compliance by Purchaser with any of the provisions hereof will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the articles of incorporation or Laws governing Purchaser or

(B) any material contract or other instrument or obligation to which Purchaser or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Purchaser or any of its subsidiaries is bound and, in each case, individually or in the aggregate would materially adversely affect Purchaser’s ability to perform its obligations under this Agreement or (C) subject to obtaining the Regulatory Approvals, violate any Law applicable to Purchaser or any of its subsidiaries or any of their respective properties or assets (except, in the case of clause (C) above, for such violations which would not reasonably be expected to have any Purchaser Material Adverse Effect).

(c)

Financing. Concurrently with the execution and delivery hereof, Purchaser has delivered to Fairmont copies of (a) an executed commitment letter addressed to Purchaser from Colony Capital Acquisitions, LLC and Kingdom 5-KR-189, Ltd. to provide equity financing in an aggregate amount of $1,384.6 million (the “Equity Funding Letter”), (b) a guarantee by Kingdom Hotels International and Colony Investors VII, L.P. of the Purchaser's obligations hereunder in an aggregate amount of up to $75 million (the “Sponsor Guarantees”), and (c) an executed commitment letter (the “Commitment Letter”) from JPMorgan Chase Bank, N.A. (“JPM”) pursuant to which JPM has committed to provide Purchaser and certain existing or future subsidiaries of Purchaser with financing in an aggregate amount of $2,675 million (such financing or any alternative financing in the same amount, the “Debt Financing” and together with the financing referred to in clause (a) being collectively referred to as the “Financing”). Each of the Equity Funding Letter and Sponsor Guarantees, in the form so delivered, is a legal, valid and binding obligation of the parties thereto, and solely in the case of the Sponsor Guarantees, enforceable by Fairmont in accordance with its terms and is in full force and effect as of the date hereof. As of the date hereof, the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Purchaser, and to the knowledge of Purchaser, the other parties thereto. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Purchaser under any of the Equity Funding Letter, the Sponsor Guarantees or the Commitment Letter. Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Equity Funding Letter or the Commitment Letter. Purchaser shall have at the Closing and at the Effective Time proceeds in connection with the Financing sufficient to consummate the Arrangement upon the terms contemplated by this Agreement.

(d)	Investment Canada. The Purchaser is not a Canadian within the meaning of the Investment Canada Act (Canada).

4.2	Survival of Representations and Warranties

The representations and warranties of Purchaser contained in this Agreement shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This Section 4.2 shall not limit any covenant or agreement of Purchaser which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.

4.3	Disclaimer of Additional Representations and Warranties

Fairmont agrees and acknowledges that, except as set forth in this Agreement, any document referred to in Section 4.1(c) or any certificate delivered by Purchaser in accordance with the terms of this Agreement, Purchaser makes no representation or warranty, express or implied, at law or in equity, with respect to Purchaser, its subsidiaries, their respective businesses, the past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, Purchaser expressly disclaims any representation or warranty that is not set forth in this Agreement or any certificate delivered by Purchaser in accordance with the terms of this Agreement.

ARTICLE V

COVENANTS OF FAIRMONT AND PURCHASER

5.1	Covenants of Fairmont Regarding the Conduct of Business

Fairmont covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless Purchaser shall otherwise agree in writing (to the extent that such consent is permitted by applicable Law), such agreement not to be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law:

(a)

the business of Fairmont and its subsidiaries shall be conducted only, and Fairmont and its subsidiaries shall not take any action except, in the usual and ordinary course of business, and Fairmont shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, properties employees, goodwill and business relationships;

(b)

Fairmont shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Fairmont Shares owned by any person or the securities of any subsidiary owned by a person other than Fairmont other than, in the case of Fairmont, the regularly scheduled semi-annual cash dividends consistent with past practice and, in the case of any subsidiary wholly-

owned by Fairmont, any dividends payable to Fairmont or any other wholly-owned subsidiary of Fairmont; (iii) adjust, split, combine or reclassify its capital stock; (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Fairmont or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Fairmont or its subsidiaries, other than (A) the issuance of Fairmont Shares issuable pursuant to the terms of the outstanding Fairmont Options and the Fairmont Convertible Notes, (B) the grant of Fairmont Options pursuant to the terms of contractual commitments for each of the Fairmont Stock Option Plans, as applicable, (C) transactions between two or more Fairmont wholly-owned subsidiaries or between Fairmont and a Fairmont wholly-owned subsidiary, and (D) pursuant to pledge commitments contained in written agreements set forth in the Data Room; (v) redeem, purchase or otherwise acquire or subject to a Lien any of its outstanding securities or securities convertible or exchangeable into or exercisable for any such securities, unless otherwise required by the terms of such securities and other than in transactions between two or more Fairmont wholly-owned subsidiaries or between Fairmont and a Fairmont wholly-owned subsidiary; (vi) amend or modify the terms of any of its securities; (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Fairmont or any of its subsidiaries; (viii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (ix) make any material Tax election or settle or compromise any material Tax liability; or (x) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)

Fairmont shall promptly notify Purchaser in writing of (i) any circumstance or development that, to the knowledge of Fairmont, is or would reasonably be expected to constitute a Material Adverse Effect on Fairmont or Purchaser or any change in any material fact set forth in the Data Room, or in the Fairmont Public Disclosure Record and (ii) the occurrence of any loss, breakage or damage to a hotel property owned or managed by Fairmont or any of its subsidiaries in excess of $5,000,000 (irrespective of insurance or third party proceeds which have been or may be received in connection with such loss, breakage or damage);

(d)

Fairmont shall not, and shall not permit any of its subsidiaries to, directly or indirectly, except in the ordinary course of business consistent with past practice: (i) sell, pledge, lease, license, dispose of or encumber any assets (including the capital stock of any subsidiary) of Fairmont or of any subsidiary; (ii) except for the transactions set out in the Data Room, acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer, or purchase of any property or assets of any other person, enter into or extend any option to acquire, or exercise an option to acquire, any real property or commence construction of, or enter into any Contract to develop or construct any real estate projects, if any of the foregoing would reasonably be expected to be material to Fairmont and are otherwise not in the ordinary course of business consistent with past practice; (iii) incur any Indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances in excess of $5,000,000, except for refinancing of existing debt on substantially market terms and except as set forth in the Data Room and except for incurring indebtedness under Fairmont’s existing credit facilities for the purpose of securing payment to directors of Fairmont of amounts payable to them in respect of Directors’ DSUs, and to employees of Fairmont of amounts which will become payable to them pursuant to change of control or employment agreements between such employees and Fairmont, in each case, as set forth in the Data Room and in Fairmont’s Public Disclosure Record, which amounts do not exceed in the aggregate the amount set forth in Folder 10.02 in the Data Room; (iv) pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Fairmont Financial Statements; (v) except as disclosed in the Data Room, waive, release, grant or transfer any rights of material value; (vi) enter into a new line of business, or (vi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(e)

except as disclosed in the Data Room, Fairmont shall not, and shall not permit any of its subsidiaries to, directly or indirectly, (i) enter into, amend or voluntarily terminate any Contract with respect to the purchase or sale or development or management of any hotel or property, (ii) enter into, or amend in any material respect, any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business, that would result in any Contract having a term in excess of 12 months and which is not terminable by Fairmont or its subsidiaries upon notice of 90 days or less from the date of the relevant Contract or modification of Contract or impose payment or other obligations on Fairmont or any of its subsidiaries in excess of $5,000,000, (iii) enter into any Contract that would limit or otherwise restrict Fairmont or any of its subsidiaries or any of their successors, or that would, after the Effective Time, limit or otherwise restrict Purchaser or any of its subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area in any material respect or (iv) terminate, cancel or amend in any material respect any Material Contract other than in the usual and ordinary course of business consistent with past practice;

(f)

other than as is necessary to comply with applicable Laws or Contracts, or in accordance with its short term incentive plan as in effect on the date hereof and contained in the Data Room, neither Fairmont nor any of its subsidiaries (i) shall grant to any officer or director of Fairmont or any of its subsidiaries an increase in compensation in any form, (ii) grant any general salary increase, (iii) take any action with respect to the grant of any severance or termination pay not in accordance with existing policies disclosed in the Data Room, (iv) enter into any employment agreement with any officer or director of Fairmont or any of its subsidiaries, (v) increase any benefits payable under its current severance or termination pay policies, or (vi) adopt or materially amend or make any contribution to any Fairmont Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Fairmont or any of its subsidiaries, except in clauses (i), (ii), (iv) and (v) in the usual and ordinary course of business consistent with past practice;

(g)

Fairmont shall not, and not permit any of subsidiaries to, make any loan, advances or capital contributions to, or investments in, any other person other than to wholly-owned subsidiaries or make any loans to any officer, or director of Fairmont or any of its subsidiaries;

(h)

Fairmont shall not, and not permit any of subsidiaries to, waive, release, assign, settle or compromise (i) any material Legal Actions or any material claim or material Liability other than in the usual and ordinary course of business consistent with past practice or (ii) any Legal Action that is brought by any current, former or purported holder of any securities of Fairmont in its capacity as such and that (A) requires any payment to such security holders by Fairmont or any subsidiary or (B) adversely affects in any material respect the ability of Fairmont and the subsidiaries to conduct their business in a manner consistent with past practice; and

(i)

Fairmont shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Fairmont or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Fairmont or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

5.2	Pre-Acquisition Reorganizations

Fairmont agrees that, upon request by Purchaser, Fairmont shall, and shall cause its subsidiaries to, at the expense of Purchaser, use its commercially reasonable efforts to (i) effect such reorganizations of its business, operations and assets and the integration of other affiliated businesses as Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”) and (ii) cooperate with Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they most effectively be undertaken. Purchaser acknowledges and agrees that the Pre-Acquisition Reorganizations shall (A) not delay or prevent consummation of the Arrangement (including by giving rise to litigation by third parties) or (B) not be considered in determining whether a representation or warranty of Fairmont hereunder has been breached, it being acknowledged by Purchaser that these actions could require the consent of third parties under applicable Contracts. Purchaser shall provide written notice to Fairmont of any proposed Pre-Acquisition Reorganization at least twenty days prior to the Effective Time. Upon receipt of such notice, Purchaser and Fairmont shall, at the expense of Purchaser, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganizations. The parties shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Closing Date (but after Purchaser shall have waived or confirmed that all conditions to Closing have been satisfied), and in any event, shall not be a condition to completion of the Arrangement.

5.3	Covenants of Fairmont Regarding the Arrangement

Fairmont shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Fairmont or any of its subsidiaries under this Agreement, co-operate with Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Fairmont shall and, where appropriate, shall cause its subsidiaries to:

(a)	subject to compliance with fiduciary duties, use all commercially reasonable efforts to obtain the Required Vote;
(b)

use all commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Fairmont or a subsidiary in connection with the Arrangement from other parties to the Contracts, including from any ground lessors. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any person (other than a Governmental Entity) with respect to any transaction contemplated by this Agreement, (i) without the prior written consent of Purchaser which shall not be unreasonably withheld, none of Fairmont or any of its subsidiaries shall pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) none of

Purchaser or its respective affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or to incur any liability or other obligation;

(c)

use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Fairmont or any of its subsidiaries relating to the Arrangement;

(d)

apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Fairmont or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep Purchaser reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Purchaser with copies of all related applications and notifications (other than confidential information contained in such applications and notifications), in draft form, in order for Purchaser to provide its comments thereon;

(e)	defend all lawsuits or other legal, regulatory or other proceedings against Fairmont challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;
(f)

take all actions required under the Indenture, including the giving of any notices to the trustees or the holders of the Fairmont Convertible Notes and the execution of any supplemental indenture, (i) in connection with the consummation of the transactions contemplated by this Agreement and any offer that may be required to be made to the holders of the Fairmont Convertible Notes under the terms of the Indenture in connection therewith and (ii) to ensure that the treatment of the Fairmont Convertible Notes contemplated by Section 3.1(e)(iii) is achieved; and

(g)

use all commercially reasonable efforts to enter into a new lease with respect to the Jasper, Alberta Property in the ordinary course of business substantially in accordance with the lease terms disclosed in the Data Room.

5.4	Covenants of Purchaser Regarding the Performance of Obligations

Purchaser shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Purchaser or any of Purchaser’s subsidiaries under this Agreement, co-operate with Fairmont in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Purchaser shall and where appropriate shall cause its subsidiaries to:

(a)	apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Purchaser or any of Purchaser’s subsidiaries and relating to Fairmont or any of Fairmont’s subsidiaries which are typically applied for by an offeror and, in doing so, keep Fairmont reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Fairmont with copies of all related applications and notifications in draft form (other than confidential information contained in such applications and notifications), in order for Fairmont to provide its reasonable comments thereon;

(b)

use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Fairmont or any of its subsidiaries relating to the Arrangement;

(c)	defend all lawsuits or other legal, regulatory or other proceedings against Purchaser challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;
(d)

make available to Fairmont, on a timely basis after consummation of the Arrangement, sufficient funds to permit Fairmont to meet its obligations under the Indenture with respect to the conversion or any required repurchase of Fairmont Convertible Notes;

(e)	Purchaser shall cause its affiliates to vote (or cause to be voted) all Fairmont Shares held by each of them in favour of the Arrangement and transactions contemplated hereby; and
(f)

designate one person from whom Fairmont may seek approval to undertake any actions not permitted to be taken under Section 5.1 and shall ensure that such person shall respond, on behalf of Purchaser, to Fairmont’s requests in an expeditious manner.

5.5	Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article VI to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to consummate the Arrangement, including using its commercially reasonable efforts to: (i) obtain all Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder. Subject to the terms and conditions herein provided, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; and

(b)

it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement except as permitted by this Agreement.

5.6	Employment Agreements/Benefit Plans
(a)

Purchaser acknowledges that the Arrangement shall constitute a change-of-control transaction under certain of Fairmont’s employee benefit plans and under certain change of control agreements and employment agreements, as provided in the Data Room or as disclosed in Fairmont’s Public Disclosure Record, and that following the Arrangement, Purchaser shall cause Fairmont to honour its obligations thereunder, including by paying to the individuals granted benefits under such plans or party to such agreements, in each case, such amounts as are disclosed in Folder 10.02 of the Data Room, and by paying at the Effective Time to those individuals granted deferred share units (“Units”) thereunder the value of the Units so granted calculated by multiplying the number of Units granted by the price per Fairmont Share to be paid to Fairmont Shareholders at the Effective Time.

(b)

Purchaser acknowledges that in the ordinary course of business in February, 2006, the Board of Directors of Fairmont would consider and, if thought fit, approve, bonuses to eligible employees of Fairmont pursuant to the short term incentive plan of Fairmont which has been disclosed in Folder 10.02.03 in the Data Room up to the aggregate amount previously disclosed in writing to Purchaser. Purchaser acknowledges that nothing in this Agreement shall prevent the Board of Directors or the CEO of Fairmont from approving and paying such bonuses, in the ordinary course of business and consistent with past practice, to those eligible employees selected by the Board of Directors up to the aggregate amount previously disclosed in writing to Purchaser.

(c)

Purchaser acknowledges that subject to receipt of all appropriate regulatory approvals, and pursuant to the provisions of the Fairmont Stock Option Plans, Fairmont shall facilitate as necessary the acceleration of the vesting of any unvested Fairmont Options as may be necessary or desirable to allow all persons holding Fairmont Options pursuant to the Fairmont Stock Option Plans to exercise their Fairmont Options or, at such person’s option, to effect a cashless exercise of their Fairmont Options, in each case for the purpose of participating in the Arrangement.

(d)

Purchaser acknowledges that pursuant to the Directors’ Deferred Share Units Plan (the “DSU Plan”) of Fairmont, members of the Board of Directors of Fairmont (other than Mr. Fatt) have been granted deferred share units (“DSUs”). Pursuant to the DSU Plan, a director may give notice to Fairmont within a certain time period after ceasing to be a director requiring Fairmont to pay amounts calculated under the DSU Plan with respect to the DSUs granted to the director. The Purchaser agrees that following the Arrangement it shall make available to Fairmont any financing required in order to make payment of such amounts to the directors of Fairmont.

ARTICLE VI

CONDITIONS

6.1	Mutual Condition Precedents

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived by the mutual consent of the Parties:

(a)	the Arrangement shall have been approved at the Fairmont Meeting by not less than the Required Vote;
(b)

the Interim Order and the Final Order shall each have been obtained in form and on terms reasonably satisfactory to each of Fairmont and Purchaser, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(c)	all Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated;
(d)

no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of the Arrangement or the other transactions contemplated by this Agreement; and

(e)	this Agreement shall not have been terminated in accordance with its terms.

6.2	Additional Conditions Precedent to the Obligations of Purchaser

The obligations of Purchaser to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for Purchaser’s exclusive benefit and may be waived by Purchaser):

(a)

all covenants of Fairmont under this Agreement to be performed on or before the Effective Time shall have been duly performed by Fairmont in all material respects, and Purchaser shall have received a certificate of Fairmont addressed to Purchaser and dated the Effective Time, signed on behalf of Fairmont by two senior executive officers of Fairmont (on Fairmont’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)

the representations and warranties of Fairmont set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Fairmont. In addition, the representations and warranties set forth in Section 3.1(e) shall be true and correct in all material respects. Purchaser shall have received a certificate of Fairmont addressed to Purchaser and dated the Effective Time, signed on behalf of Fairmont by two senior executive officers of Fairmont (on Fairmont’s behalf and without personal liability), confirming the above as at the Effective Time; and

(c)	between the date hereof and the Effective Time, there shall not have occurred a Material Adverse Effect with respect to Fairmont.
6.3	Additional Conditions Precedent to the Obligations of Fairmont

The obligations of Fairmont to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Fairmont and may be waived by Fairmont:

(a)

all covenants of Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by Purchaser in all material respects, and Fairmont shall have received a certificate of Purchaser addressed to Fairmont and dated the Effective Time, signed on behalf of Purchaser by two senior executive officers of Purchaser (on Purchaser’s behalf and without personal liability), confirming the same as of the Effective Time; and

(b)

the representations and warranties of each of Purchaser set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), unless the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Purchaser Material Adverse Effect. Fairmont shall have received a certificate of Purchaser addressed to Fairmont and dated the Effective Time, signed on behalf of Purchaser by two senior executive officers of Purchaser (on Purchaser’s behalf and without personal liability), confirming the above as of the Effective Time.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions
(1)

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of either Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or
(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by either Party hereunder prior to the Effective Time.
(2)

No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom and no payments are payable as a result of such election pursuant to Section 7.4 unless forthwith and in any event prior to the Effective Time, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured (except matters arising out of the failure to make appropriate disclosure in the Data Room), no Party may terminate this Agreement until the expiration of a period of 15 business days from such notice, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Fairmont Meeting, such meeting shall, unless the Parties agree otherwise, be postponed or adjourned until the expiry of such period. If such notice has been delivered prior to the filing of the Articles of Arrangement with the Director, such filing shall be postponed until two Business Days after the expiry of such period.

(3)

Each party hereto shall promptly notify the other party of (i) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such party, its subsidiaries or its representatives), (ii) any material communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from such party, its subsidiaries or its representatives), and (iii) any material Legal Actions threatened or commenced against or otherwise affecting such party or any of its subsidiaries that are related to the transactions contemplated by the Agreement.

7.2	Non-Solicitation
(1)

Except as otherwise provided in Article VII, Fairmont shall not, directly or indirectly, through any officer, director, employee, representative or agent of Fairmont or any of its subsidiaries, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than Purchaser and its affiliates) regarding an Acquisition Proposal, (iii) withdraw, amend or modify in a manner adverse to Purchaser, the approval of the Board of Directors of Fairmont of the Arrangement, (iv) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, or (v) accept or enter into any agreement, understanding, arrangement or Contract in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.2(4)); provided, however, that prior to the date the Required Vote is obtained, nothing contained in this Agreement shall prevent the Board of Directors of Fairmont from entering into an agreement (subject to compliance with Section 8.2(4)(a)) or engaging in discussions or negotiations or furnishing information to (subject to compliance with Section 7.2(4)) with any person who has made an unsolicited bona fide, written Acquisition Proposal that:

(a)	did not result from a breach of this Section 7.2;
(b)

involves not less than 50.01% of the outstanding Fairmont Shares (excluding any Fairmont Shares held by such person or its affiliates) or 50.01 % of the consolidated assets of Fairmont and its subsidiaries taken as a whole;

(c)	in respect of which the Board of Directors of Fairmont determines in good faith after consultation with its financial advisors and its outside counsel that the Acquisition Proposal would be reasonably likely, if consummated, to result in a Superior Proposal;

“Superior Proposal” shall mean any unsolicited bona fide written Acquisition Proposal (i) that relates to not less than 50.01 % of outstanding Fairmont Shares or 50.01 % of the assets of Fairmont and its subsidiaries taken as a whole, (ii) which the Board of Directors of Fairmont determines, in its good faith judgment, after receiving the advice of its Financial Advisors and after taking into account all the terms and conditions of the Acquisition Proposal, is on terms and conditions more favorable from a financial point of view to the Fairmont Shareholders than those contemplated by this Agreement (including any alterations to this Agreement agreed to in writing by Purchaser in response thereto in accordance with Section 7.3), and (iii) for which financing, to the extent required, is then committed.

(2)

Fairmont shall, and shall cause the officers, directors, employees, representatives and agents of Fairmont and its subsidiaries to, immediately terminate any existing solicitations, discussions or negotiations with any person (other than Purchaser) that has made, indicated any interest to make or may reasonably be expected to make, an Acquisition Proposal. Purchaser acknowledges that standstill agreements entered into by Fairmont with other parties relating to a potential Acquisition Proposal may terminate in accordance with the terms thereof upon Fairmont entering into this Agreement. Fairmont agrees not to release any third party from any such agreement which does not so terminate except, in the case of any such standstill agreement or provisions in any such confidentiality and standstill agreement, the Board of Directors of Fairmont determines that such third party has made or is reasonably likely to make a Superior Proposal. Fairmont shall promptly request the return or destruction of all information provided to any third party which, at any time since January 1, 2005, has entered into a confidentiality agreement with Fairmont relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreement.

(3)

Fairmont shall promptly (and in any event within 24 hours of receipt by Fairmont) notify Purchaser, at first orally and thereafter in writing, of any Acquisition Proposal or inquiry received after the date hereof (whether or not relating to any Acquisition Proposal or inquiry received prior to the date hereof) that could reasonably be expected to lead to an Acquisition Proposal, in each case received after the date hereof, of which any of its directors or, officers are or become aware, or any amendments to the foregoing, or any request for non-public information relating to Fairmont or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Fairmont or any of its subsidiaries by any person that informs Fairmont or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto and a description of the material terms and conditions of any such Acquisition Proposal or inquiry. Fairmont shall keep Purchaser informed of any change to the material terms of any such Acquisition Proposal or inquiry.

(4)

If Fairmont receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal where Fairmont is not in breach of Section 7.2(1) and the Board of Directors of Fairmont determines in good faith after consultation with its financial advisors and its outside counsel that such proposal would be reasonably likely, if consummated, to lead to a Superior Proposal, then, and only in such case, the Board of Directors of Fairmont may, subject to the execution by such person of a confidentiality agreement having terms not less favourable to Fairmont than the Confidentiality Agreements, provide such person with access in accordance with subsection (1) to information regarding Fairmont, provided that Purchaser is promptly provided with a list and copies of all information provided to such person not previously provided to Purchaser and is promptly provided with access to information similar to that which was provided to such person.

(5)

Nothing contained in this Section 7.2 shall prohibit the Board of Directors of Fairmont from making any disclosure to Fairmont’s Shareholders prior to the Effective Time if, in the good faith judgment of the Board of Directors of Fairmont, after consultation with outside counsel, such disclosure is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable Law, including its obligations under Rule 14e-2 under the Exchange Act.

7.3	Right to Match
(1)

Subject to Section 7.3(2), Fairmont covenants that it will not accept, approve, recommend or enter into any agreement, understanding, arrangement or Contract in respect of a Superior Proposal (other than a confidentiality agreement permitted by Section 7.2(4)) unless:

(a)	Fairmont has complied with its obligations under Section 7.2 and the other provisions of this Article VII and has provided Purchaser with a copy of the Superior Proposal; and
(b)

a period (the “Response Period”) of three business days shall have elapsed from the date on which Purchaser received written notice from the Board of Directors of Fairmont that the Board of Directors of Fairmont determined, subject only to compliance with this Section 7.3, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal. In the event that Fairmont provides Purchaser with the notice contemplated in this Section on a date that is less than five business days prior to the Fairmont Meeting, Fairmont shall be entitled to adjourn the Fairmont Meeting to a date that is not more than 5 business days after the date of such notice.

(2)

During the Response Period, Purchaser will have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors of Fairmont will review any such proposal by Purchaser to amend the terms of this

Agreement, including an increase in, or modification of, the consideration to be received by the holders of Fairmont Shares, to determine whether the Acquisition Proposal to which Purchaser is responding would be a Superior Proposal when assessed against the Arrangement as it is proposed by Purchaser to be amended. If the Board of Directors of Fairmont determines that the Acquisition Proposal would no longer be a Superior Proposal if the Arrangement was so amended and the Purchaser enters into an amendment to this Agreement incorporating the terms of the amended offer, the Board of Directors of Fairmont will promptly publicly reaffirm its recommendation of the Arrangement. If the Board of Directors of Fairmont does so determine in good faith after consultation with its financial advisors and its outside counsel, Fairmont may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

(3)

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Fairmont Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Purchaser shall be afforded a new Response Period in respect of each such Acquisition Proposal.

7.4	Agreement as to Damages
(1)

Notwithstanding any other provision relating to the payment of fees or expenses, including the payment of brokerage fees, Fairmont shall pay, or cause to be paid, to Purchaser by wire transfer of immediately available funds an amount equal to $115 million (the “Termination Fee”) less any amounts actually paid by Fairmont to Purchaser pursuant to Section 7.4(2), if any:

(a)	if Purchaser shall have terminated this Agreement pursuant to Section 8.2(3)(a) or Section 8.2(3)(c), in which case payment shall be made within two business days of such termination;
(b)

if Fairmont shall have terminated this Agreement pursuant to Section 8.2(4)(a), in which case payment shall be made before or concurrently with such termination and shall be a condition to the effectiveness of such termination;

(c)

if (A) after the date hereof, a bona fide Acquisition Proposal shall have been made or proposed to Fairmont or otherwise publicly announced, or a person has publicly announced an intention to do so (which has not been withdrawn), it being agreed that any amendment to the Offer to Purchase for Cash, dated as of December 9, 2005, by Icahn Partners LP and Icahn Partners Master Fund LP, changing the offer price or the number of Fairmont Shares sought for purchase shall constitute a new Acquisition Proposal for purposes of this clause (A), (B) this Agreement is terminated by either Purchaser or Fairmont pursuant to Section 8.2(2)(a) or Section 8.2(2)(b) or by Purchaser pursuant to Section 8.2(3)(b), (C) within 12 months following the date of such termination, Fairmont enters into a Contract providing for the implementation of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above), and (D) Fairmont shall consummate such Acquisition Proposal, whether or not amended prior to its consummation, in which case payment shall be made within two business days of the date on which Fairmont consummates such Acquisition Proposal. For purposes of the foregoing clause (C) only, references in the definition of the term “Acquisition Proposal” to the phrase “20% or more” shall be deemed to be replaced by the phrase “more than 50%”

(d)

if (A) after the date hereof, any person or group of persons acting in concert (other than Purchaser and its affiliates) shall have become the beneficial owner of 20% or more of the outstanding Fairmont Shares, (B) this Agreement is terminated by either Purchaser or Fairmont pursuant to Section 8.2(2)(a) or Section 8.2(2)(b) or by Purchaser pursuant to Section 8.2(3)(b), (C) within 12 months following the date of such termination, Fairmont enters into a Contract providing for the implementation of an Acquisition Proposal, and (D) Fairmont shall consummate such Acquisition Proposal, whether or not amended prior to its consummation, in which case payment shall be made within two business days of the date on which Fairmont consummates such Acquisition Proposal. For purposes of the foregoing clause (C) only, references in the definition of the term “Acquisition Proposal” to the phrase “20% or more” shall be deemed to be replaced by the phrase “more than 50%”.

(2)

Subject to Section 7.4(1)(c) and notwithstanding Section 7.5, Fairmont shall pay, or cause to be paid, to Purchaser by wire transfer of immediately available funds (i) subject to clause (ii) below, if applicable, the reasonable documented expenses of Purchaser and its affiliates incurred in connection with the transactions contemplated hereby not to exceed $10,000,000 if Purchaser shall have terminated this Agreement pursuant to Section 8.2(3)(b) and (ii) the reasonable documented expenses of Purchaser and its affiliates incurred in connection with the transactions contemplated hereby, if (A) this Agreement is terminated (other than pursuant to Section 8.2(4)(b) or 8.2(2)(c)) and (B) after the date hereof, any person or group of persons acting in concert (other than Purchaser and its affiliates) shall have become the beneficial owner of 20% or more of the outstanding Fairmont Shares, in either case, such payment shall be made within two business days of such termination. Such payment is made subject to any other Purchaser’s rights in case of a willful breach by Fairmont of its covenants hereunder.

(3)	In no event shall Fairmont be required to pay under Section 7.4(1) and 7.4(2), in the aggregate, an amount in excess of the Termination Fee.

(4)

As used in this Section 7.4 and in Section 8.2(3)(a), the term “beneficial owner” shall have the meaning ascribed to such term in Section 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

7.5	Fees and Expenses

Except as provided in Section 7.4, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement.

7.6	Liquidated Damages, Injunctive Relief and No Liability of Others

Purchaser acknowledges that all of the payment amounts set out in Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages Purchaser will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Fairmont irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, subject to Section 7.4, payment of the amount determined pursuant to this Article in the manner provided in respect thereof is the sole monetary remedy of the Party receiving such payment. Nothing contained herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith. Other than any amounts that may become payable pursuant and subject to the terms and conditions of the Sponsor Guarantees, there shall be no liability of any shareholder, director, officer, employee, advisor or representative of the Purchaser or any affiliate thereof, whether to Fairmont or any other person (including any shareholder, director, officer, employee, advisor or representative thereof) in connection with any liability or other obligation of Purchaser, whether hereunder or otherwise in connection with the transactions contemplated hereby. Notwithstanding anything to the contrary contained herein or in the Sponsor Guarantees, the aggregate damage claims for which the Purchaser and the persons providing the Sponsor Guarantees shall be liable shall not exceed the aggregate amount of the Sponsor Guarantees.

7.7	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Fairmont shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Purchaser and to the officers, employees, agents and representatives of Purchaser such access as Purchaser may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Purchaser with all data and information as Purchaser may reasonably request. Without limiting the foregoing, Purchaser and its representatives (including its financing sources) shall, upon reasonable prior notice, have the right to conduct appraisal and environmental and engineering inspections of each of the Properties, provided, that (a) no such inspections shall be conducted in a manner which disrupts in any material respect the normal course of business of

Fairmont at the applicable Property, (b) any third party consents, if required for such inspections, have been obtained, (c) the costs for such inspections and consents shall be at the sole risk and expense of Purchaser, (d) a representative of Fairmont is given the opportunity to accompany the Purchaser and its representatives, (e) such inspections shall be conducted in accordance with such reasonable requirements imposed by Fairmont from time to time, (f) Purchaser shall have the right to perform only Phase I environmental assessment pursuant to ASTM Standard E 1527-00, and (g) Purchaser shall not be permitted to conduct any Phase II environmental site assessments or audits (including any sampling of any media or material), (h) Purchaser shall promptly repair any damage caused by such inspections, shall indemnify Fairmont for any costs and damages suffered by Fairmont as a result of such inspections and restore and replace as necessary to the same condition as existed prior to such inspections and (i) Purchaser shall remove any Liens which attach to such Property as a result of such inspections. The Purchaser’s obligations under this Section 7.7 shall survive termination or expiry of this Agreement. Purchaser and Fairmont acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Confidentiality Agreements.

7.8	Insurance and Indemnification
(1)

Purchaser will, or will cause Fairmont and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Time customary policies of directors’ and officers’ liability insurance providing protection comparable to the protection provided by the policies maintained by Fairmont and its subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time; provided, however, that prior to the Effective Time Fairmont may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Time provided that the premiums will not exceed 250% of the premiums currently charged to Fairmont for directors’ and officer’s liability insurance.

(2)

Purchaser agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Fairmont and its subsidiaries, which shall survive the completion of the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Time.

(3)

The provisions of this Section 7.8 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Fairmont hereby confirms that it is acting as agent and trustee on their behalf.

7.9	Exchange De-Listing

Purchaser and Fairmont shall use their reasonable commercial efforts to cause the Fairmont Shares to be de-listed from the Exchanges and de-registered under the Exchange Act promptly following the Effective Time.

7.10	Takeover Statutes

If any takeover statute is or becomes applicable to this Agreement, the Arrangement or the other transactions contemplated by this Agreement, each of Purchaser and Fairmont and their respective boards of directors shall (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

7.11	Tax Matters

During the period from the date of this Agreement to the Effective Time, Fairmont and its subsidiaries shall:

(1)

prepare and timely file all material Tax Returns required to be filed by them on or before the Effective Time (“Post-Signing Returns”) in a manner consistent, in all material respects, with past practice, except as otherwise required by applicable Laws;

(2)	fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed; and
(3)

properly reserve (and reflect such reserve in their books and records and financial statements), for all Taxes payable by them for which no Post-Signing Return is due prior to the Effective Time in a manner consistent with past practice.

7.12	Rights Plan

Fairmont shall take all required steps to cause the Shareholders Rights Plan to terminate upon the Effective Time, without payment of any amounts to any holders thereunder. Prior to the earlier of (i) the Effective Time and (ii) the termination of this Agreement in accordance with Section 8.2, Fairmont shall not terminate, waive any provision of, exempt any person from or amend the terms of the Shareholders Rights Plan (or redeem the Rights) except as provided herein. In the event any person requests that the applicable Securities Authorities invalidate the Shareholders Rights Plan, Fairmont shall oppose any such application.

7.13	Financing
(1)

Purchaser shall use its commercially reasonable efforts to arrange the Debt Financing as promptly as practicable after the date hereof, including using commercially reasonable efforts to (i) negotiate definitive agreements with respect thereto on terms and conditions contained therein and (ii) to satisfy all conditions applicable to Purchaser in such definitive agreements that are within its control. In the event any portion of the Debt Financing becomes unavailable, Purchaser shall use its commercially reasonable efforts to arrange to obtain any such portion from alternative sources as promptly as practicable. Purchaser shall give Fairmont prompt notice of any material breach by any party of the Commitment Letter or any termination of the Commitment Letter. Purchaser shall keep Fairmont informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing. For the avoidance of doubt, if the Debt Financing has not been obtained, Purchaser shall continue to be obligated to consummate the Arrangement on the terms contemplated by this Agreement and subject only to the satisfaction or waiver of the conditions set forth in Sections 6.1 and 6.2 of this Agreement and to Purchaser's rights under Sections 8.2(2) and 8.2(3). Any failure to consummate the Arrangement as a result of the failure by Purchaser to obtain the Debt Financing shall constitute a breach by Purchaser hereunder.

(2)

Fairmont agrees to provide, shall cause its subsidiaries to provide and shall use its commercially reasonable efforts to have its and their representatives (including counsel, financial advisors and auditors) provide, all reasonable cooperation in connection with the arrangement of the Debt Financing or any other financing transactions contemplated by Purchaser in connection with the consummation of the transaction contemplated hereby, as may be reasonably requested by Purchaser (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Fairmont and its subsidiaries), including (i) participation in meetings, drafting sessions and due diligence sessions, (ii) furnishing Purchaser and its financing sources with financial and other pertinent information regarding Fairmont as may be reasonably requested by Purchaser, (iii) assisting Purchaser and its financing sources in the preparation of (A) an offering document for any debt raised to complete the Arrangement and (B) materials for rating agency presentations, (iv) assisting Purchaser and its financing sources attending to matters relating to title, (v) reasonably cooperating with the marketing efforts of Purchaser and its financing sources for any debt raised by Purchaser to complete the Arrangement, (vi) forming new direct or indirect subsidiaries, and (vii) having officers execute, without personal liability, any reasonably necessary officers’ certificates or management representation letters to Fairmont’s accountants to issue unqualified reports with respect to the financial statements to be included in any offering documents; provided that none of Fairmont or any subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing prior to the Effective Time. Purchaser shall, promptly upon request by Fairmont, reimburse Fairmont for all reasonable out-of-pocket costs (including legal fees) incurred by Fairmont or its subsidiaries and their respective advisers, agents and representatives in connection with such cooperation.

(3)

All non-public or otherwise confidential information regarding Fairmont obtained by Purchaser or its representatives pursuant to paragraph (2) above shall be kept confidential in accordance with the Confidentiality Agreements except if it is contained in an offering document.

7.14	Resignations

Subject to confirmation that insurance coverage is maintained as contemplated by Section 7.8, Fairmont shall obtain and deliver to Purchaser at the Effective Time evidence reasonably satisfactory to Purchaser of the resignation effective as of the Effective Time, of those directors of Fairmont designated by Purchaser to Fairmont in writing at least five calendar days prior to the Effective Time.

ARTICLE VIII

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination
(1)	Termination By Mutual Consent. This Agreement maybe terminated at any time prior to the Effective Time by mutual written consent of Purchaser and Fairmont.
(2)	Termination By Either Purchaser or Fairmont. This Agreement may be terminated by either Purchaser or Fairmont at any time prior to the Effective Time:
(a)

on or after the Outside Date, if the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this clause (a) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(b)	if the Required Vote is not obtained at the Fairmont Meeting (or any adjournment or postponement thereof); or
(c)	if any Law makes the consummation of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and nonappealable.
(3)	Termination By Purchaser. This Agreement may be terminated by Purchaser at any time prior to the Effective Time:
(a)

if (i) the Board of Directors of Fairmont shall have withdrawn, amended or modified in a manner adverse to Purchaser its approval or recommendation of the Arrangement, (ii) the Board of Directors of Fairmont shall have approved or recommended an Acquisition Proposal, (iii) Fairmont shall have entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.2(4)), (iv) except as contemplated by Section 7.3, Fairmont or the Board of Directors of Fairmont publicly announces its intention to do any of the foregoing, or (v) any person (other than Purchaser or any of its affiliates) shall have become the beneficial owner of 33-1/3% or more of the outstanding Fairmont Shares (either on a primary or diluted basis);

(b)

subject to compliance with Section 7.1, if Purchaser is not in material breach of its obligations under this Agreement and Fairmont breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(b); or

(c)	if the Fairmont Meeting is cancelled, adjourned or postponed except as expressly permitted by this Agreement or agreed to by Purchaser in writing.
(4)	Termination By Fairmont. This Agreement may be terminated by Fairmont at any time prior to the Effective Time:
(a)	if the Board of Directors of Fairmont approves, and authorizes Fairmont to enter into, an agreement providing for the implementation of a Superior Proposal, but only so long as:
(i)	the Required Vote has not yet been obtained;
(ii)	Fairmont has not breached any of its obligations under Section 7.2 or 7.3 with respect to the Superior Proposal or any proposal by the person making such Superior Proposal;
(iii)	the Board of Directors of Fairmont has determined in good faith, after consultation with its Financial Advisors, that such definitive agreement constitutes a Superior Proposal;
(iv)

Fairmont pays to Purchaser the Termination Fee in accordance with Section 7.4 simultaneously with such termination (any purported termination pursuant to this Section 8.2(4)(a) being void and of no force or effect unless Fairmont shall have made such payment); or

(b)

subject to compliance with Section 7.1, if Fairmont is not in material breach of its obligations under this Agreement and Purchaser breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b).

(5)

Effect of Termination. If this Agreement is terminated in accordance with the foregoing provisions of this Section, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.4, 7.5, 7.6, 7.7 and this Section 8.2(5) and the Confidentiality Agreements and as otherwise expressly contemplated hereby, and provided that neither the termination of this Agreement nor anything contained in Section 7.4 or 7.6 or this Section 8.2 shall relieve any Party from any liability (i) for any willful breach by it of this Agreement or (ii) for any breach referenced in last sentence of Section 7.13(1), but in the case of this clause (ii), subject to Section 7.6.

8.3	Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Fairmont Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;
(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or
(d)	waive compliance with or modify any conditions precedent herein contained.
8.4	Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE IX

GENERAL PROVISIONS

9.1	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

if to Purchaser:

c/o Kingdom 5-KR-189, Ltd.

PO Box 309GT

George Town, Grand Cayman

Cayman Islands

Attention: President

Facsimile: (345) 949-8080

and to:

c/o Colony Capital Acquisitions, LLC

1999 Avenue of the Stars

Suite 1200

Los Angeles, CA 90057

Attention:	John Brady
Telephone:	(310) 552-7210
Facsimile:	(310) 282-8808
E-mail:	jbrady@colonyinc.com

with a copy to (which shall not constitute notice):

Hotel Capital Advisers, Inc.

60 East 42nd Street

Suite 962

New York, New York 10165

Attention: Charles Henry

Facsimile: (212) 599-5161

and to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

USA

Attention:	Thomas M. Cerabino
Telephone:	(212) 728-8208
Facsimile:	(212) 728-9208

E-mail:	tcerabino@willkie.com

and to

Hogan & Hartson LLP

555 13th Street, N.W.

Washington, D.C. 20004

USA

Attention:	Bruce W. Gilchrist
Telephone:	(202) 637-5686
Facsimile:	(866) 692-1475
E-mail:	BWGilchrist@HHLaw.com

and to:

Stikeman Elliott LLP

Barristers & Solicitors

1155 René-Lévesque Boulevard

Suite 4000

Montreal, Quebec, Canada	H3B 3V2
Attention:	Pierre A. Raymond and Marc B. Barbeau
Telephone:	(514) 397-3000
Facsimile:	(514) 397-3222
E-mail:	praymond@stikeman.com/mbarbeau@stikeman.com

and to

Goodmans LLP

250 Yonge Street, Suite 2400

Toronto, Ontario M5B 2M6

Attention:	William P. Rosenfeld, Q. C.
Telephone:	(416) 979-2211
Facsimile:	(416) 979-1234
E-mail:	wrosenfeld@goodmans.ca

if to Fairmont:

Canadian Pacific Tower

Suite 1600, TD Centre

100 Wellington Street W.

Toronto, Ontario M5K 1B7

Attention:	Terence P. Badour
Telephone:	(416) 874-2850
Facsimile:	(416) 874-2852
E-mail:	terry.badour@fairmont.com

with a copy to (which shall not constitute notice):

McCarthy Tétrault LLP

Suite 4700, TD Bank Tower

Toronto, ON

Canada M5K 1E6

Attention:	Blair Cowper-Smith and Philip C. Moore
Telephone:	(416) 601-7988/(416) 601-7916
Facsimile:	(416) 868-0673
E-Mail:	bsmith@mccarthy.ca/pmoore@mccarthy.ca

and to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

USA

Attention:	Morris J. Kramer and David J. Friedman
Telephone:	(212) 735-2700/(212) 735-2218
Facsimile:	(917) 777-2700/(917) 777-2218
E-Mail:	mkramer@skadden.com/dfriedma@skadden.com

9.2	Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.3	Injunctive Relief

The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.4	Time of Essence

Time shall be of the essence in this Agreement.

9.5	Entire Agreement, Binding Effect and Assignment

Purchaser may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a subsidiary or affiliate of Purchaser, provided that if such assignment and/or assumption takes place, Purchaser shall continue to be liable jointly and severally with such subsidiary or affiliate, as the case may be, for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto), the Sponsor Guarantees and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this

Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.7	No Third Party Beneficiaries

Except as provided in Section 7.8, and except for (a) the rights of the Fairmont Shareholders and holders of Fairmont Options to receive the consideration for their Fairmont Shares or Fairmont Options following the Effective Time pursuant to the Arrangement and (b) the right of Fairmont, on behalf of the Fairmont Shareholders, to pursue damages (subject to Section 7.6) following a termination of this Agreement for Purchaser’s breach of any representation and warranty, covenant or agreement set forth in this Agreement or fraud, which rights are hereby acknowledged and agreed by Purchaser, this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement.

9.8	Rules of Construction

The Parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

9.9	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Signature Page Follows]

IN WITNESS WHEREOF Purchaser and Fairmont have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

3128012 Nova Scotia Limited

By:	/s/ Thomas J. Barrack, Jr.

By:	/s/ Charles S. Henry

FAIRMONT HOTELS & RESORTS INC.

By:	/s/ William R. Fatt

By:	/s/ Terence P. Badour

Schedule A

To the Acquisition Agreement

Plan of Arrangement

PLAN OF ARRANGEMENT

UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

Article 1

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Acquisition Agreement” means the acquisition agreement made as of January 29, 2006 among Purchaser and Fairmont, as may be amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;

“Affiliate” has the meaning ascribed thereto in the Securities Act (Ontario);

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Acquisition Agreement or Article 6 hereof or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the holders of the Fairmont Shares to be considered at the Fairmont Meeting substantially in the form and content of Schedule B to the Acquisition Agreement;

“Articles of Arrangement” means the articles of arrangement of Fairmont in respect of the Arrangement that are required by the CBCA to be sent to the Director after the Final Order is made, subject to the terms of the Acquisition Agreement;

“Business Day” means any day, other than a Saturday, a Sunday and a statutory holiday in Toronto, Canada, or New York, New York, United States of America;

“CBCA” means the Canada Business Corporations Act, as amended;

“Certificate” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to Subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Circular” means the notice of the Fairmont Meeting and accompanying Fairmont management information circular, including all appendices thereto, to be sent to holders of Fairmont Shares in connection with the Fairmont Meeting;

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“Court” means the Ontario Superior Court of Justice;

“Depositary” means such person as Purchaser may determine prior to the mailing of the Circular by notice in writing to Fairmont;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” has the meaning ascribed thereto in Section 3.1(a);

“Dissenting Shareholder” means a holder of Fairmont Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

“DSU” means the deferred share units granted under the DSU Plan;

“DSU Plan” means the Deferred Share Unit Plan for Directors of Fairmont;

“Effective Date” means the date shown on the Certificate, provided that such date occurs on or prior to the Outside Date;

“Effective Time” means 12:01 a.m. (Eastern time) on the Effective Date;

“Fairmont” means Fairmont Hotels and Resorts Inc., a corporation existing under the laws of Canada and any corporation formed on the amalgamation of Fairmont with one or more of its wholly-owned subsidiaries;

“Fairmont Meeting” means the special meeting of holders of Fairmont Shares, including any adjournment thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

“Fairmont Option” means an option to purchase Fairmont Shares granted under any of the Fairmont Stock Option Plans;

“Fairmont Shares” means the common shares in the capital of Fairmont, including the associated rights under the Shareholder Rights Plan;

“Fairmont Stock Option Plans” means, collectively, the Directors’ Stock Option Plan and the Fairmont Key Employee Stock Option Plan of Fairmont;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

“Government Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“holders” means, (a) when used with reference to the Fairmont Shares, the holders of Fairmont Shares shown from time to time in the register maintained by or on behalf of Fairmont in respect of

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the Fairmont Shares, (b) when used with reference to the Fairmont Options, the holders of Fairmont Options shown from time to time in the registers maintained by or on behalf of Fairmont in respect of the Fairmont Options, and (c) when used with reference to the DSUs, the holders of DSUs shown from time to time in the register maintained by or on behalf of Fairmont in respect of the DSUs;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by Section 2.2 of the Acquisition Agreement;

“Kingdom” means collectively, Kingdom 5-KR-189, Ltd., a company existing under the laws of the Cayman Islands, and Kingdom I (USA), Ltd., a corporation existing under the laws of Delaware;

“Letter of Transmittal” means the letter of transmittal to be delivered by Fairmont to the holders of Fairmont Shares providing for the delivery of the Fairmont Shares to the Depositary;

“Liens” means any hypothecs, mortgages, liens, charges, security interests, pledges, claims, rights of first offer or refusal, encumbrances and adverse rights or claims;

“Meeting Date” means the date of the Fairmont Meeting;

“Outside Date” means June 30, 2006, or such later date as may be mutually agreed by Fairmont and Purchaser pursuant to the terms of the Acquisition Agreement;

“Person” means includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Purchaser” means 3128012 Nova Scotia Limited, a company existing under the laws of the Province of Nova Scotia and any successor corporation thereto; and

“Shareholder Rights Plan” means the Shareholder Rights Plan Agreement dated as of July 30, 2001 and amended and restated as of May 3, 2005 between Fairmont and Computershare Trust Company of Canada, as amended from time to time.

1.2	Sections and Headings

The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a section or an exhibit refers to the specified section of or exhibit to this Plan of Arrangement.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

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1.4	Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time
Time shall be of the essence in every matter or action contemplated hereunder.

Article 2

BINDING EFFECT

2.1	Binding Effect

This Plan of Arrangement, within the meaning of Section 192 of the CBCA, will become effective at, and be binding at and after, the Effective Time on (i) Fairmont, (ii) Purchaser, (iii) all holders and all beneficial owners of Fairmont Shares, (iv) all holders of Forum Options, and (v) all holders of DSUs.

Article 3

Arrangement

3.1	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)

the Fairmont Shares held by holders who have exercised rights of dissent with respect to such shares pursuant to and in the manner set forth in Section 190 of the CBCA (“Dissent Rights”) which remain valid immediately before the Effective Date will be deemed to have been transferred to the Purchaser and be cancelled and cease to be outstanding and such holders will cease to have any rights as shareholders other than the right to be paid the fair value of their Fairmont Shares as set out in Section 4.1;

(b)

all Fairmont Shares outstanding immediately prior to the Effective Time held by holders of Fairmont Shares other than (i) Fairmont Shares held by a holder who has exercised its Dissent Rights and is entitled to be paid the fair value of its Fairmont Shares (as determined in accordance with Section 4.1), and (ii) Fairmont Shares held by Kingdom, shall be transferred by the holder to Purchaser (free and clear of any Liens), for US$45.00 per Fairmont Share;

(c)	with respect to each Fairmont Share transferred to Purchaser pursuant to Section 3.1(a) and 3.1(b):
(i)

the holder of each such Fairmont Share shall cease to be the holder of such Fairmont Share and such holder's name shall be removed from the register of Fairmont Shares with respect to such Fairmont Shares as of the Effective Time; and

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(ii)

Purchaser shall be deemed to be the transferee of such Fairmont Share (free and clear of any Liens) and shall be entered in the register of Fairmont Shares as the holder thereof as at the Effective Time;

(d)

all of the Fairmont Options granted and outstanding immediately prior to the Effective Time shall, without any further action on behalf of any holder of Fairmont Options, be transferred by the holders thereof to Fairmont without any act or formality on its or their part in exchange for a cash amount equal to the excess, if any, of (i) the product of the number of Fairmont Shares underlying Fairmont Options held by such holder and US$45.00 over (ii) the aggregate exercise price payable under such Fairmont Options by the holder to acquire the Fairmont Shares underlying such Fairmont Options;

(e)

with respect to each Fairmont Option, the holder of such Fairmont Option shall cease to be the holder of such Fairmont Option and such holder’s name shall be removed from the registers of Fairmont Options with respect to such Fairmont Options as the holder thereof as at the Effective Time;

(f)	the Fairmont Stock Option Plans shall be cancelled;
(g)	all outstanding Fairmont Shares held by Kingdom shall be transferred by the holder thereof, directly or indirectly, to Purchaser (free and clear of any Liens);
(h)	with respect to each Fairmont Share transferred to Purchaser pursuant to Section 3.1(g):
(i)

the holder of each such Fairmont Share shall cease to be the holder of such Fairmont Share and such holder's name shall be removed from the register of Fairmont Shares with respect to such Fairmont Shares as of the Effective Time; and

(ii)

Purchaser shall be deemed to be the transferee of such Fairmont Share (free and clear of any Liens) and shall be entered in the register of Fairmont Shares as the holder thereof as at the Effective Time;

(i)	the Shareholder Rights Plan shall be cancelled;
(j)

notwithstanding the terms of the DSU Plan, all DSUs shall be cancelled and terminated by Fairmont and each holder thereof shall be entitled to receive from Fairmont, in exchange therefor, US$45.00 per DSU;

(k)

with respect to each DSU, the holder of such DSU shall cease to be the holder of such DSU and such holder’s name shall be removed from the register of DSUs with respect to such DSUs as the holder thereof as at the Effective Time; and

(l)	the DSU Plan shall be cancelled.

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3.2	Adjustments to Consideration

The consideration payable by Purchaser with respect to each Fairmont Share transferred pursuant to Section 3.1(b), each Fairmont Option cancelled pursuant to Section 3.1(d) and each DSU cancelled pursuant to Section 3.1(j), shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Fairmont Shares other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to Fairmont Shares occurring after the date of the Acquisition Agreement and prior to the Effective Time.

Article 4

RIGHTS OF DISSENT

4.1	Rights of Dissent

Holders of Fairmont Shares may exercise Dissent Rights in connection with the Arrangement; provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by Fairmont not later than 5:00 p.m. (Eastern time) on the Business Day preceding the Fairmont Meeting. Holders of Fairmont Shares who duly exercise such rights of dissent and who:

(a)	are ultimately determined to be entitled to be paid fair value for their Fairmont Shares shall be deemed to have transferred such Fairmont Shares to Purchaser; or
(b)

are ultimately determined not to be entitled, for any reason, to be paid fair value for their Fairmont Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Fairmont Shares;

but in no case shall Purchaser, Fairmont or any other Person be required to recognize such holders as holders of Fairmont Shares after the Effective Time, and the names of such holders of Fairmont Shares shall be deleted from the registers of holders of Fairmont Shares at the Effective Time and the Purchaser shall be considered the holder of 100% of the Fairmont Shares at the Effective Time.

Article 5

CERTIFICATES AND FRACTIONAL SHARES

5.1	Payment of Consideration
(a)

At or promptly after the Effective Time, Purchaser shall deposit with the Depositary, for the benefit of the holders of Fairmont Shares and Fairmont Options (on behalf of Fairmont), cash in the aggregate amount equal to the net payments contemplated by Sections 3.1(b) and 3.1(d), respectively.

(b)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented Fairmont Shares that were exchanged under the Arrangement, together with a duly completed Letter of Transmittal and with such other documents and instruments as would have been

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required to effect the transfer of the shares formerly represented by such certificate under the CBCA and the by-laws of Fairmont, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor the net cash payment which such holder is entitled to receive pursuant to Section 3.1(b), and the certificate so surrendered shall forthwith be cancelled.

(c)

Subject to Section 5.3, Purchaser shall cause the Depositary, as soon as practicable following the later of the Effective Date and the date of deposit with the Depositary of the documentation as provided in Section 5.1(b), to:

(i)	forward or cause to be forwarded by first class mail (postage paid) to the holder at the address specified in the Letter of Transmittal; or
(ii)	if requested by the holder in the Letter of Transmittal, make available at the Depositary for pick-up by the holder; or
(iii)

if the Letter of Transmittal neither specifies an address nor contains a request as described in Section 5.1(c)(ii), forward or cause to be forwarded by first class mail (postage paid) to the holder at the address of such holder as shown on the share register maintained by Fairmont as at the Effective Time;

a cheque representing the net cash payment, if any, payable to such holder of Fairmont Shares in accordance with the provisions hereof.

(d)

As soon as practicable following the Effective Date, Purchaser shall cause the Depository to deliver, on behalf of Fairmont, to each holder of Fairmont Options as reflected on the registers maintained by or on behalf of Fairmont in respect of Fairmont Options, a cheque or other form of payment agreed to by the holder representing the net cash payment, if any, payable to such holder of Fairmont Options in accordance with the provisions hereof.

(e)

No holder of Fairmont Shares shall be entitled to receive any consideration with respect to the Fairmont Shares, other than net cash payment, if any, which they are entitled to receive in accordance with Section 3.1(b) and, for greater certainty, no holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(f)

Until such time as a former holder of the Fairmont Shares complies with the provisions of Section 5.1(b) the net cash payment, if any, to which such holder is entitled shall, subject to Section 5.3, be paid to the Depositary to be held in trust for such holder for delivery to the holder, without interest, upon deposit with the Depositary of the documentation as provided in Section 5.1(b).

(g)

Until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time represented Fairmont Shares that were exchanged shall be deemed at all times after the Effective Time to represent only

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the right to receive upon such surrender the net cash payment which such holder is entitled to receive pursuant to provisions hereof.

5.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Fairmont Shares that were exchanged pursuant to Section 3.1(b) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay in exchange for such lost, stolen or destroyed certificate, the net cash payment which such holder is entitled to receive pursuant to Section 3.1(b). When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Purchaser and the Depositary in such sum as Purchaser may direct or otherwise indemnify Purchaser in a manner satisfactory to Purchaser against any claim that may be made against Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Extinction of Rights

If any holder of Fairmont Shares fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Fairmont Shares (or an affidavit of loss and bond or other indemnity pursuant to Section 5.2), together with such other documents or instruments required for such holder to receive payment for Fairmont Shares, on or before the sixth anniversary of the Effective Date, such holder shall be deemed to have donated and forfeited to Purchaser any cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such holder to which such holder is entitled. At and after the Effective Time, any certificate formerly representing Fairmont Shares shall represent only the right to receive the consideration provided in the Plan of Arrangement; provided that such certificates shall, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever and shall be deemed to have been surrendered to Purchaser and shall be cancelled.

5.4	Withholding Rights

Fairmont, Purchaser and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any holder of Fairmont Shares, Fairmont Options or DSUs under this Plan of Arrangement, such amounts as Fairmont, Purchaser, or the Depositary is (i) required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case, as amended or succeeded. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Fairmont Shares, Fairmont Options or DSUs, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

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Article 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement
(a)

Fairmont reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Purchaser, (iii) filed with the Court and, if made following the Fairmont Meeting, approved by the Court and (iv) communicated to holders of Fairmont Shares if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Fairmont at any time prior to the Fairmont Meeting (provided that Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Fairmont Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Fairmont Meeting shall be effective only if (i) it is consented to by each of Fairmont and (ii) if required by the Court, it is consented to by holders of the Fairmont Shares voting in the manner directed by the Court.Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Fairmont Shares.

Article 7

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement, within the meaning of Section 192 of the CBCA and, in particular, that the share exchanges, within the meaning of Subsection 192(1)(f) of the CBCA, shall become effective in accordance with Section 192(8) of the CBCA, without any further act or formality, each of the parties to the Acquisition Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

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Schedule B

To the Acquisition Agreement

Special Resolution of the Fairmont Shareholders

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Fairmont Hotel & Resorts Inc. (“Fairmont”), as more particularly described and set forth in the Management Information Circular (the “Circular”) of Fairmont accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted.

2.

The plan of arrangement, as it may be or have been amended, (the "Plan of Arrangement") involving Fairmont, the full text of which is set out in Schedule A to the Acquisition Agreement dated as of January 29, 2006, between Purchaser and Fairmont (the "Acquisition Agreement"), is hereby approved and adopted.

3.

The Acquisition Agreement, the actions of the directors of Fairmont in approving the Arrangement and the actions of the officers of Fairmont in executing and delivering the Acquisition Agreement and any amendments thereto are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Fairmont or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Fairmont are hereby authorized and empowered (i) to amend the Acquisition Agreement, or the Plan Arrangement to the extent permitted by the Acquisition Agreement, and (ii) subject to the terms of the Acquisition Agreement, not to proceed with the Arrangement.

5.

Any officer or director of Fairmont is hereby authorized and directed for and on behalf of Fairmont to execute and deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Acquisition Agreement.

6.

Any officer or director of Fairmont is hereby authorized and directed for and on behalf of Fairmont to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Schedule C

To the Acquisition Agreement

Regulatory Approvals

Part A – Canada

•

Expiration of the applicable waiting period related to merger pre-notification under Part IX of the Competition Act or earlier termination or waiver thereof in accordance with the Competition Act and the Commissioner of Competition will have advised Purchaser in writing (which advice will not have been rescinded or amended) that there are not sufficient grounds to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act in respect of the Arrangement, or the Commissioner will have issued an advance ruling certificate in respect of the Arrangement pursuant to Section 102 of the Competition Act.

•

Determination (or deemed determination) by the applicable minister designated for purposes of the Investment Canada Act that the Arrangement is likely to be of “net benefit to Canada” for purposes of such Act.

•	Approvals of the Canadian Securities Administrators as required.

Part B – United States

•	Expiration of all applicable waiting periods under the HSR Act or earlier termination thereof, including any voluntary agreed extensions.
•	Compliance with any applicable requirements of United States federal securities laws.

Part C – Other/General

•

The Purchaser shall have made the required filing pursuant to the Mexican Federal Law on Economic Competition with the competent competition authority in Mexico in respect of the purchase of the Fairmont Shares by the Purchaser and such authority shall have issued a written ruling clearing such transaction.

TABLE OF CONTENTS

ARTICLE I INTERPRETATION		1

1.1	Definitions	1
1.2	Interpretation Not Affected by Headings	11
1.3	Number and Gender	11
1.4	Date for Any action	11
1.5	Currency	11
1.6	Accounting Matters	11
1.7	Knowledge	11
1.8	Schedules	11

ARTICLE II THE ACQUISITION		12

2.1	Implementation Steps by Fairmont	12
2.2	Interim Order	12
2.3	Articles of Arrangement; closing	13
2.4	Circular	13
2.5	Preparation of Filings	14
2.6	Shareholder Communications	15

ARTICLE III REPRESENTATIONS AND WARRANTIES OF FAIRMONT		15

3.1	Representations and Warranties	15
3.2	Disclaimer of Additional Representations and Warranties	30
3.3	Effect of disclosures	31
3.4	Survival of Representations and Warranties	31

ARTICLE IV REPRESENTATIONS AND WARRANTS OF PURCHASER

4.1	Representations and Warranties	31
4.2	Survival of Representations and Warranties	33
4.3	Disclaimer of Additional Representations and Warranties	33

ARTICLE V. COVENANTS OF FAIRMONT AND PURCHASER		33

5.1	Covenants fo Fairmont Regarding the Conduct of Business	33
5.2	Pre-Acquisition Reorganizations	37
5,3	Covenants of Fairmont Regarding the Arrangement	37
5.4	Covenants of Purchaser Regarding the Performance of Obligations	38
5.5	Mututal Covenants	39
5.6	Employment Agreements/Benefits Plans	40

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ARTICLE VI CONDITIONS		41

6.1	Mutual Condition Precedents	41
6.2	Additional Conditions Precedent to the Obligations of Purchaser	42
6.3	Additional Conditions Precedent to the Obligations of Fairmont	42

ARTICLE VII ADDITIONAL AGREEMENTS		43

7.1	Notice and Cure Provisions	43
7.2	Non-Solicitation	44
7.3	Right to Match	46
7.4	Agreement as to Damages	47
7.5	Fees and Expenses	49
7.6	Liquidated Damages, Injunctive Relief and No Liability of Others	49
7.7	Access to Information; Confidentiality	49
7.8	Insurance and Indemnification	50
7.9	Exchange De-Listing	50
7.10	Takeover Statutes	51
7.11	Tax Matters	51
7.12	Rights Plan	51
7.13	Financing	51
7.14	Resignations	52

ARTICLE VIII TERM, TERMINATION, AMENDMENT AND WAIVER		53

8.1	Term	53
8.2	Termination	53
8.3	Amendment	55
8.4	Waiver	55

ARTICLE IX GENERAL PROVISIONS		55

9.1	Notices	55
9.2	Governing Law; Waiver of Jury Trial	59
9.3	Injunctive Relief	59
9.4	Time of Essence	59
9.5	Entire Agreement, Binding Effect and Assignment	59
9.6	Severability	59
9.7	No Third Party Beneficiaries	60
9.8	Rules of Construction	60
9.9	Counterparts, Execution	60

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